Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2006 excerpted from pages 76-130 of CIBC’s 2006 Annual Accountability Report including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2006 and 2005 and for each of the years in the three year period ended October 31, 2006 and internal controls as of October 31, 2006, under standards of the Public Company Accounting Oversight Board (United States)

Consolidated Financial Statements

Contents

77	Financial Reporting Responsibility

78	Independent Auditors’ Reports to Shareholders

80	Consolidated Balance Sheet

81	Consolidated Statement of Operations

82	Consolidated Statement of Changes in Shareholders’ Equity

83	Consolidated Statement of Cash Flows

84	Notes to the Consolidated Financial Statements

84	Note 1	—	Summary of Significant Accounting Policies

89	Note 2	—	Future Acquisition and Significant Disposition

90	Note 3	—	Securities

92	Note 4	—	Loans

93	Note 5	—	Securitizations and Variable Interest Entities

96	Note 6	—	Land, Buildings and Equipment

96	Note 7	—	Goodwill and Other Intangible Assets

97	Note 8	—	Other Assets

97	Note 9	—	Deposits

98	Note 10	—	Other Liabilities

98	Note 11	—	Subordinated Indebtedness

99	Note 12	—	Preferred Share Liabilities and Share Capital

102	Note 13	—	Interest Rate Sensitivity

103	Note 14	—	Trading Revenue

103	Note 15	—	Stock-based Compensation

105	Note 16	—	Employee Future Benefits

109	Note 17	—	Income Taxes

111	Note 18	—	Earnings (Loss) per Share

111	Note 19	—	Related-party Transactions

112	Note 20	—	Derivative Instruments

115	Note 21	—	Fair Value of Financial Instruments

119	Note 22	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

122	Note 23	—	Concentration of Credit Risk

123	Note 24	—	Segmented and Geographic Information

125	Note 25	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

129	Note 26	—	Regulatory Matters

130	Note 27	—	Future Canadian Accounting Policy Changes

76	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act. The MD&A has been prepared in accordance with the requirements of securities regulators including National Instrument 51-102 of the Canadian Securities Administrators (CSA), as well as Item 303 of Regulation S-K of the U.S. Securities Exchange Act and their related published requirements.
          The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with that in the consolidated financial statements.
          Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the CSA pursuant to Multilateral Instrument 52-109.
          The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
          The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
          Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
          The Office of the Superintendent of Financial Institutions, Canada, examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of depositors and creditors of CIBC, are being duly observed and that CIBC is in sound financial condition.

Gerald T. McCaughey	Tom D. Woods
President and Chief Executive Officer	Chief Financial Officer	December 6, 2006

CIBC Annual Accountability Report 2006	77

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2006. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2006 in conformity with Canadian generally accepted accounting principles.
          As explained in Note 1 to the consolidated financial statements, in 2005, CIBC adopted the requirements of the Canadian Institute of Chartered Accountants Accounting Guideline 15, “Consolidation of Variable Interest Entities.”
           We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 6, 2006 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 6, 2006

78	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Report on Internal Controls Under Standards of the
Public Company Accounting Oversight Board (United States)
We have audited management’s assessment included on page 75 of this Annual Accountability Report, that Canadian Imperial Bank of Commerce (CIBC) maintained effective internal control over financial reporting as at October 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenses of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
          In our opinion, management’s assessment that CIBC maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006 based on the COSO criteria.
          We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2006 and 2005 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three year period ended October 31, 2006 and our report dated December 6, 2006 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Toronto, Canada
December 6, 2006

CIBC Annual Accountability Report 2006	79

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2006	2005

ASSETS
Cash and non-interest-bearing deposits with banks	$1,317	$1,310

Interest-bearing deposits with banks	10,536	10,542

Securities (Note 3)
Investment	21,167	14,342
Trading	62,331	53,422

	83,498	67,764

Securities borrowed or purchased under resale agreements	25,432	18,514

Loans (Note 4)
Residential mortgages	81,358	77,216
Personal	28,052	28,198
Credit card	7,253	6,655
Business and government	30,404	31,350
Allowance for credit losses	(1,442)	(1,636)

	145,625	141,783

Other
Derivative instruments market valuation (Note 21)	17,122	20,309
Customers’ liability under acceptances	6,291	5,119
Land, buildings and equipment (Note 6)	2,032	2,136
Goodwill (Note 7)	982	946
Other intangible assets (Note 7)	192	199
Other assets (Note 8)	10,957	11,748

	37,576	40,457

	$303,984	$280,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 9)
Personal	$81,829	$75,973
Business and government	107,468	106,226
Bank	13,594	10,535

	202,891	192,734

Other
Derivative instruments market valuation (Note 21)	17,330	20,128
Acceptances	6,297	5,119
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325
Other liabilities (Note 10)	14,716	16,002

	82,564	70,457

Subordinated indebtedness (Note 11)	5,595	5,102

Preferred share liabilities (Note 12)	600	600

Non-controlling interests	12	746

Shareholders’ equity
Preferred shares (Note 12)	2,381	2,381
Common shares (Note 12)	3,045	2,952
Contributed surplus	70	58
Foreign currency translation adjustments	(442)	(327)
Retained earnings	7,268	5,667

	12,322	10,731

	$303,984	$280,370

The accompanying notes are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Gary F. Colter
President and Chief Executive Officer	Director

80	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2006	2005	2004

Interest income
Loans		$8,526	$7,640	$7,551
Securities borrowed or purchased under resale agreements		1,568	1,107	524
Securities		2,745	2,173	1,961
Deposits with banks		430	336	152

		13,269	11,256	10,188

Interest expense
Deposits		6,105	4,346	3,391
Other liabilities		2,398	1,668	1,219
Subordinated indebtedness		300	239	212
Preferred share liabilities (Note 12)		31	66	108

		8,834	6,319	4,930

Net interest income		4,435	4,937	5,258

Non-interest income
Underwriting and advisory fees		633	727	797
Deposit and payment fees		778	794	760
Credit fees		320	346	314
Card fees		251	317	407
Investment management and custodial fees		445	391	353
Mutual fund fees		748	690	615
Insurance fees		290	265	176
Commissions on securities transactions		869	912	892
Trading revenue (Note 14)		1,129	801	618
Investment securities gains, net (Note 3)		40	577	236
Income from securitized assets		515	362	191
Foreign exchange other than trading		300	555	280
Other		579	799	878

		6,897	7,536	6,517

Total revenue		11,332	12,473	11,775

Provision for credit losses (Note 4)		548	706	628

Non-interest expenses
Employee compensation and benefits		4,288	4,324	4,399
Occupancy costs		562	641	634
Computer and office equipment		1,111	1,166	1,138
Communications		297	324	331
Advertising and business development		222	260	279
Professional fees		163	325	326
Business and capital taxes		135	118	138
Other		691	3,682	1,006

		7,469	10,840	8,251

Income before income taxes and non-controlling interests		3,315	927	2,896
Income tax expense (Note 17)		640	789	790

		2,675	138	2,106
Non-controlling interests		29	170	15

Net income (loss)		$2,646	$(32)	$2,091

Earnings (loss) per share (in dollars) (Note 18)	— Basic	$7.50	$(0.46)	$5.60
	— Diluted	$7.43	$(0.46)	$5.53
Dividends per common share (in dollars) (Note 12)		$2.76	$2.66	$2.20

The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2006	81

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

$ millions, for the year ended October 31	2006	2005	2004

Preferred shares (Note 12)
Balance at beginning of year	$2,381	$1,783	$1,650
Issue of preferred shares	—	731	133
Conversion of preferred shares	—	(133)	—

Balance at end of year	$2,381	$2,381	$1,783

Common shares (Note 12)
Balance at beginning of year	$2,952	$2,969	$2,950
Issue of common shares	112	134	162
Purchase of common shares for cancellation	—	(140)	(154)
Treasury shares	(19)	(11)	11

Balance at end of year	$3,045	$2,952	$2,969

Contributed surplus
Balance at beginning of year	$58	$59	$50
Stock option expense	6	8	9
Stock options exercised	(9)	(9)	(6)
Net premium on treasury shares	15	—	6

Balance at end of year	$70	$58	$59

Foreign currency translation adjustments
Balance at beginning of year	$(327)	$(376)	$(180)
Foreign exchange (losses) gains from investment in subsidiaries and other items	(686)	667	(1,241)
Foreign exchange gains (losses) from hedging activities	839	(738)	1,662
Income tax (expense) benefit	(268)	120	(617)

Balance at end of year	$(442)	$(327)	$(376)

Retained earnings
Balance at beginning of year, as previously reported	$5,667	$7,745	$7,601
Adjustment for change in accounting policy	—	10 (1)	6 (2)

Balance at beginning of year, as restated	5,667	7,755	7,607
Net income (loss)	2,646	(32)	2,091
Dividends (Note 12)	(1,056)	(1,027)	(881)
Premium on purchase of common shares for cancellation	—	(1,035)	(1,084)
Other	11	6	12

Balance at end of year	$7,268	$5,667	$7,745

Shareholders’ equity at end of year	$12,322	$10,731	$12,180

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities.” Refer to Note 1 for more details.

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”

The accompanying notes are an integral part of these consolidated financial statements.

82	CIBC Annual Accountability Report 2006

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2006	2005	2004

Cash flows provided by (used in) operating activities
Net income (loss)	$2,646	$(32)	$2,091
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	548	706	628
Amortization of buildings, furniture, equipment and leasehold improvements	206	214	264
Amortization of intangible assets	29	12	16
Stock-based compensation	30	5	58
Restructuring reversal, net	—	—	(18)
Future income taxes	356	252	139
Investment securities gains, net	(40)	(577)	(236)
Gains on divestitures	—	(115)	—
(Gains) losses on disposal of land, buildings and equipment	—	(8)	4
Changes in operating assets and liabilities
Accrued interest receivable	(203)	21	187
Accrued interest payable	542	393	245
Amounts receivable on derivative contracts	3,187	3,404	(914)
Amounts payable on derivative contracts	(2,798)	(3,900)	2,045
Net change in trading securities	(8,909)	(259)	483
Current income taxes	181	173	(2,706)
Restructuring payments	—	—	(52)
Insurance proceeds received	—	—	11
Other, net	(2,714)	(398)	2,470

	(6,939)	(109)	4,715

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	10,157	2,157	2,447
Obligations related to securities sold short	(1,095)	2,663	561
Net obligations related to securities lent or sold under repurchase agreements	16,108	(2,465)	(2,503)
Issue of subordinated indebtedness	1,300	1,300	1,250
Redemption/repurchase of subordinated indebtedness	(770)	(65)	(493)
Redemption of preferred share liabilities	—	(445)	(630)
Issue of preferred shares	—	598 (1)	133
Issue of common shares	112	134	162
Purchase of common shares for cancellation	—	(1,175)	(1,238)
Net proceeds from treasury shares (purchased) sold	(19)	(11)	11
Dividends	(1,056)	(1,027)	(881)
Other, net	489	282	(522)

	25,226	1,946	(1,703)

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	6	287	(1,968)
Loans, net of repayments	(12,933)	(13,927)	(13,040)
Proceeds from securitizations	8,549	10,187	8,834
Purchase of investment securities	(15,593)	(8,238)	(12,977)
Proceeds from sale of investment securities	6,064	7,138	11,377
Proceeds from maturity of investment securities	2,744	2,894	3,138
Net securities borrowed or purchased under resale agreements	(6,918)	(349)	1,664
Proceeds from divestitures	—	347	—
Net cash used in acquisition of subsidiary(2)	(75)	—	—
Purchase of land, buildings and equipment	(110)	(263)	(235)
Proceeds from disposal of land, buildings and equipment	8	28	18

	(18,258)	(1,896)	(3,189)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(22)	(5)	(42)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	7	(64)	(219)
Cash and non-interest-bearing deposits with banks at beginning of year	1,310	1,374	1,593

Cash and non-interest-bearing deposits with banks at end of year	$1,317	$1,310	$1,374

Cash interest paid	$8,292	$5,926	$4,685
Cash income taxes paid	$103	$364	$3,356

(1)	Includes issue of $331 million Class A Series 29 Preferred Shares (consisting of $133 million conversion of Class A Series 28 Preferred Shares and $198 million in cash on exercise of Series 29 Purchase Warrants).

(2)	On November 1, 2005, we purchased the remaining non-controlling interest in INTRIA Items Inc. (INTRIA).
The accompanying notes are an integral part of these consolidated financial statements.

CIBC Annual Accountability Report 2006	83

Notes to the Consolidated Financial Statements
   Note 1      Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity and net income arising from differences between Canadian and U.S. GAAP is provided in Note 25.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the accounts of all subsidiaries and variable interest entities (VIEs) for which we are determined to be the primary beneficiary. Inter-company balances and transactions have been eliminated. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in other assets. Our share of earnings from these investments is included in other non-interest income.
     Investments over which we exercise joint control are accounted for using the proportionate consolidation method, whereby our share of the assets, liabilities, revenue and expenses of these joint ventures is included in the consolidated financial statements.
Use of estimates and assumptions
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of accounting for financial instruments, allowance for credit losses, securitizations and variable interest entities, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at prevailing exchange rates at the dates of the consolidated financial statements. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of foreign operations and from the results of hedging these positions, net of applicable taxes, are reported in foreign currency translation adjustments, which is a component of shareholders’ equity.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a foreign subsidiary, where the gain or loss is not expected to be realized in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in foreign currency translation adjustments is recognized into income where there is a reduction in the net investment in a foreign operation.
Securities
Investment securities comprise debt and equity securities, including investments over which we have no significant influence. We hold these securities for a period of time in accordance with our originally established investment objectives. These securities may be sold in response to changes in such investment objectives arising from changing market conditions and liquidity preferences. Equity securities are stated at cost and debt securities at amortized cost other than mortgage-backed securities created by the securitization of residential mortgages which are stated at fair value. Changes in fair value are recognized in other non-interest income.
     Realized gains and losses on disposal, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in investment securities gains (losses). Dividends and interest income on all securities, including the amortization of premiums and discounts on debt securities held for investment, are included in interest income. Realized and unrealized gains on securities used in hedging activities are included in earnings in the same period as the earnings from the items hedged.
     Trading securities are purchased for resale generally within a short period of time and are stated at fair value. Fair value is determined based on market value or, where market prices are not readily available, on quoted market prices for similar securities or on other third-party evidence, as available. Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are included in trading revenue. Dividends and interest income are included in interest income.
     Obligations related to securities sold short are recorded as liabilities and are carried at fair value. Realized and unrealized gains and losses on securities sold short that are used in hedging activities are included in earnings in the same period as the earnings from the items hedged. Realized and unrealized gains and losses on securities sold short for trading purposes are included in trading revenue.
     We account for all of our securities carried at fair value using settlement date accounting for the consolidated balance sheet and trade date accounting for the consolidated statement of operations. Investment securities carried at cost and amortized cost are accounted for on a settlement date basis for both the consolidated balance sheet and statement of operations.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Obligations related to securities sold under repurchase agreements are treated as collateralized borrowing and represent the borrowing equivalent of securities purchased under resale agreements. Interest expense is accrued and reflected in interest expense — other liabilities.

84	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities are recorded as securities borrowed and securities lent under repurchase agreements, respectively. We monitor the market value of the securities borrowed and lent on a daily basis and call for additional collateral when appropriate. Interest on cash collateral paid and received is recorded in interest income and interest expense, respectively.
Loans
Loans are recorded at amortized cost net of unearned income and allowance for credit losses except for loans that are designated as trading. Interest income is recognized on an accrual basis.
Loan fees and origination costs
Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan, and are deferred as unearned income and amortized to interest income over the term of the loan. Incremental direct costs for originating or acquiring a loan are netted against origination fees. Deferred loan origination costs that exceed fees are recognized within other assets and amortized to interest income over the term of the loan. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income to produce an equal average yield over the term of the loan.
Impaired loans
We classify loans as impaired when, in our opinion, there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectibility, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired but are instead fully written off when payments are contractually 180 days in arrears.
•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. No portion of cash received on any impaired loan is recorded as income until such time as any prior write-off has been recovered and any specific allowance has been reversed, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms of the loan.
     Impaired loans are carried at their estimated net realizable values determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
Loans designated as trading
Loans designated as trading are purchased or originated either for resale generally within a short period of time or to hedge other elements of the trading book. These trading loans are stated at fair value. Fair value is determined based on market prices or, where market prices are not readily available, fair value is estimated using pricing models that are based on current available market data. Gains and losses realized on disposition and unrealized gains and losses from market fluctuations are included in trading revenue. Interest income from loans that are designated as trading is included in interest income.
Allowance for credit losses
We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loan and credit card, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding.
General allowance
The general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet identified and, therefore, not yet captured in the determination of specific allowances.
     The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit.
     The general allowance is established based on expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances.
     The level of the general allowance is determined by a number of factors, including the size, relative risk profiles and changes in credit quality of the portfolios, as well as economic trends. The parameters that drive the general allowance calculation are updated regularly, based on our experience and that of the market in general.
Securitizations
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial

CIBC Annual Accountability Report 2006	85

Notes to the Consolidated Financial Statements
interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in non-interest income net of servicing and depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and retained interests. Quoted market prices, if available, are used to obtain fair value. However, as market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate the credit losses, the rate of prepayments, forward yield curves, discount rates and other factors that influence the value of retained interests.
     Retained interests in securitized assets are classified as investment securities and stated at their original carrying amounts, and are reviewed for impairment, based on expected cash flows as previously described, on a quarterly basis.
     Non-interest income from securitized assets comprises income from retained interests, losses under recourse arrangements and servicing income, and is reported separately in the consolidated statement of operations.
Derivative instruments
We use derivatives in two broadly defined activities: trading and asset/liability management (ALM).
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. Clients transact with CIBC as part of their own risk management, investing and trading activities. To facilitate these activities, we act as a derivatives dealer or market maker, and are prepared to transact with clients by quoting bid and offer prices. We also take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivative instruments held for trading purposes are stated at fair value. Quoted market prices, when available, are used to determine the fair value of derivatives held for trading. Otherwise, fair value is estimated, using pricing models that are based on current market quotations, where available. Where appropriate, the estimates include a valuation adjustment to cover market, model and credit risks, as well as administrative costs. Gains at inception of derivative transactions are recognized when the fair value of those derivatives are obtained from quoted market prices, are supported by reference to other observable market transactions, or are based upon valuation techniques that incorporate either directly observable market data or highly correlated and observable proxy market data. Realized and unrealized trading gains and losses are included in trading activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation.
     Gains at inception on derivatives embedded in financial instruments (hybrid instruments) bifurcated for accounting purposes are not recognized at inception, instead they are amortized over the life of the hybrid instrument.
Derivatives held for ALM purposes
We use derivative instruments, primarily interest rate swaps and, to a lesser degree, futures, forward rate agreements and options contracts, to manage financial risks, such as movements in interest rates and foreign exchange rates. These instruments are used for hedging activities, including offsetting or modifying the interest rate risk of specific non-trading on-balance sheet assets and liabilities, or groups of non-trading on-balance sheet assets and liabilities, and as hedges of firm commitments or anticipated transactions.
Derivatives that qualify for hedge accounting
In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Hedge relationships are designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The derivatives must be effective in offsetting either changes in the fair value or cash flow attributable to the risk being hedged both at inception and over the term of the hedging relationship.
     When derivative instruments have been designated within a hedge relationship and are highly effective in offsetting the identified risk characteristics of specific financial assets and liabilities, or groups of financial assets and liabilities, hedge accounting is applied to these derivative instruments. Hedge accounting requires that gains, losses, revenue and expenses of a hedging item be recognized in the same period that the associated gains, losses, revenue and expenses of the hedged item are recognized. For interest rate swaps, this accounting treatment generally results in interest income or expense on non-trading on-balance sheet assets and liabilities being reflected in the consolidated statement of operations at their hedged rates rather than their original contractual interest rates. Derivative instruments designated within effective hedge relationships are generally included at their accrued values in other assets or other liabilities.
     Certain deposits, whose values are determined based on an underlying non-equity based index or asset, are accounted for on a modified accrual basis. Under this method, the carrying value of these deposits is adjusted to reflect changes in the current value of the underlying index or asset, subject to a minimum guaranteed redemption value, if any. These adjustments are recorded as interest expense. Derivatives that hedge the fair value of these deposits are carried at fair value. Amounts arising from these derivatives are deferred and recognized in interest expense to offset changes in the carrying value of those deposits.
     Foreign currency derivative instruments that hedge foreign currency exposures arising from foreign currency denominated assets and liabilities are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses are recognized as foreign exchange other than trading within non-interest income. The hedged items are also revalued using the spot foreign exchange rate, with the resulting gains or losses recognized as foreign exchange other than trading within non-interest income.
     Foreign currency forward contracts that hedge foreign currency exposures arising from net investments in foreign operations are revalued each month, using the spot foreign exchange rate, and are included in other assets or other liabilities. Resulting gains and losses, net of applicable taxes, are recognized in foreign currency translation adjustments. Any premium or discount resulting from differences between the contracted forward and spot foreign exchange rates due to interest rate differentials is amortized in foreign exchange other than trading within non-interest income.

86	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Realized and unrealized gains and losses on derivative instruments used to hedge firm commitments or anticipated transactions are deferred and recognized as income when the committed or anticipated transactions occur. An anticipated transaction can be hedged only when the transaction is specifically identified, and it is probable that the anticipated transaction will occur.
     Premiums paid for options used for hedging purposes are generally amortized over the life of the contract or the term of the hedge, as appropriate.
     A hedge relationship is terminated if the hedge ceases to be effective; if the underlying asset or liability being hedged is derecognized or, if it is no longer probable that the anticipated transaction will occur and the derivative instrument is still outstanding; or, if the hedge relationship is dedesignated.
     If a hedge relationship is terminated, any difference between the fair value and the carrying value of the hedging derivatives upon termination is deferred in other assets or other liabilities. The deferred amount is recognized into income or expense on the same basis as gains, losses, revenue and expenses of the previously hedged item, generally by amortization over the remaining term of the hedged asset or liability.
Derivatives that do not qualify for hedge accounting
Certain derivatives held for ALM purposes are carried at fair value because they do not meet the requirements for hedge accounting. Since these derivatives offset or mitigate market risks, we consider them to be economic hedges for the corresponding risks in the underlying positions. In addition, this category includes seller swaps whose risks are managed in the context of ALM activities. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as derivative instruments market valuation. Gains and losses on these derivatives are included in other non-interest income or foreign exchange other than trading, as appropriate.
Mortgage commitments
Mortgage interest rate commitments are given out to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually extended for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry both our liability to the retail client (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value with changes in the fair value of both recorded in other non-interest income. In addition, as the commitments are an integral part of the mortgage, both their initial fair value and their fair value upon funding, if any, are recognized over the life of the mortgage that results.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

•	Buildings	40 years

•	Computer equipment and software	2 to 7 years

•	Office furniture and other equipment	4 to 15 years

•	Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in other non-interest income.
Goodwill and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. This fair value is determined using a market or income valuation approach incorporating factors such as projected cash flows, projected forward earnings and/or price earnings multiples. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value, measured using valuation models which incorporate factors such as projected cash flows and market comparables.
     Other intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment periodically.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Equity-linked deposit contracts
Equity-linked GICs or equity-linked notes deposit obligations vary according to the performance of certain equity levels or indices. These

CIBC Annual Accountability Report 2006	87

Notes to the Consolidated Financial Statements
deposit obligations are generally subject to a guaranteed minimum redemption amount, such as the obligation to return the investor’s initial investment at maturity. We separate or bifurcate the equity-linked deposit contracts into an embedded derivative and a residual discounted deposit instrument. The embedded derivative is measured at fair value with changes in fair value recorded in other non-interest income. The discounted deposit instrument is accreted to par principal value at maturity with the expense recorded in interest expense.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs, net of plan assets. The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by the defined benefit pension plans is 10 years (2005: 12 years). The expected average remaining service life of employees covered by the other benefit plans is 12 years (2005: 14 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in other assets and other liabilities.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     We use the fair value-based method to account for stock options granted to employees. The value is recognized over the applicable vesting period as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are recorded as common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding offset in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Compensation expense in respect of share-based awards under the Restricted Share Program which meet certain criteria, is recognized in the year for which the grant is made, in an amount equal to the total to be transferred to the trust in respect of the current year allocations. Compensation expense in respect of special grants is recognized over the applicable vesting period. In the event of forfeitures of unvested grants, any market gains or losses arising from the forfeiture event are recorded in contributed surplus.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program which meet certain criteria are recognized in the year for which the grant is made. The amount recognized is based on management’s best estimate of the expected number of PSUs to vest.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the average outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Year-to-date incremental common shares are computed by taking a weighted-average of the number of incremental common shares included in each interim period.

88	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Non-interest income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are performed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees which are recognized over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Accounting changes
Variable interest entities
On November 1, 2004, we adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE. A primary beneficiary is the enterprise that absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.
     We were considered the primary beneficiary of VIEs with total assets of approximately $2.6 billion as at November 1, 2004. The consolidation of these VIEs resulted in an increase to assets and liabilities of approximately $2.5 billion as at November 1, 2004. This change in accounting policy resulted in an after-tax credit to opening retained earnings of $10 million ($21 million pre-tax) as at November 1, 2004, representing the difference between the net amount added to the consolidated balance sheet and the amount of any previously recognized interest in the newly consolidated entities. We were also considered the primary beneficiary of certain compensation trusts with assets of approximately $420 million as at November 1, 2004.
     Additional considerations regarding the guideline are detailed in Note 5.
Liabilities and equity
On November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments — Disclosure and Presentation.” The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premium on redemptions arising from such preferred shares be treated as interest expense within the consolidated statement of operations.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 27. A description of future U.S. accounting policy changes is provided in Note 25.
   Note 2      Future Acquisition and Significant Disposition
FirstCaribbean International Bank
On June 29, 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean International Bank (FirstCaribbean). Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of calendar year 2006. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer at the same price for Barclays’ remaining interest and the 12.6% interest held by minority shareholders. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tender their shares, the total consideration will be approximately US$1.08 billion and, we will own approximately 87.4% of the common shares of FirstCaribbean. It is our intention to pay for the FirstCaribbean common shares in cash.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The financial statements of FirstCaribbean will be consolidated from the closing date of the transaction.
Juniper Financial Corp.
On December 1, 2004, we sold Juniper Financial Corp. (Juniper) to Barclays for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which was included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper. Juniper’s senior management owned the remaining 2%. The sale has not had a significant impact on our ongoing results of operations.

CIBC Annual Accountability Report 2006	89

Notes to the Consolidated Financial Statements
   Note 3      Securities

	Residual term to contractual maturity
									No specific
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2006 Total		2005 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$3,904	3.5%	$3,826	3.4%	$12	4.5%	$55	8.0%	$—	—%	$7,797	3.5%	$1,820	3.2%
Other Canadian governments	18	3.8	34	4.2	—	—	422	5.8	—	—	474	5.6	565	6.0
U.S. Treasury	24	3.3	79	3.7	4,579	3.6	—	—	—	—	4,682	3.6	4,934	3.6
Other U.S. agencies	—	—	—	—	157	6.9	—	—	—	—	157	6.9	928	6.6
Other foreign governments	11	3.3	235	7.4	—	—	—	—	—	—	246	7.2	250	7.3
Mortgage-backed securities(2)	3	6.9	4,656	4.0	32	5.6	732	3.9	—	—	5,423	4.0	4,222	3.8
Asset-backed securities	20	4.7	486	4.7	73	5.0	531	6.7	—	—	1,110	5.7	364	3.6
Corporate debt	84	5.1	6	5.1	111	4.7	—	—	—	—	201	4.9	118	3.5
Corporate equity	25	6.1	110	4.5	9	4.2	—	—	107	—	251	—	311	—
Private debt	353	8.3	57	6.5	6	11.9	14	13.1	16	8.7	446	8.2	436	6.4
Private equity	—	—	—	—	—	—	—	—	380	—	380	—	394	—

Total debt securities Carrying value	$4,417		$9,379		$4,970		$1,754		$16		$20,536		$13,637
Fair value	$4,423		$9,432		$4,680		$1,855		$28		$20,418		$13,489

Total equity securities Carrying value	$25		$110		$9		$—		$487		$631		$705
Fair value(3)	$25		$113		$10		$—		$783		$931		$922

Total investment securities
Carrying value	$4,442		$9,489		$4,979		$1,754		$503		$21,167		$14,342
Fair value(3)	$4,448		$9,545		$4,690		$1,855		$811		$21,349		$14,411

Trading securities(4)
Securities issued or guaranteed by:
Canadian federal government	$3,440		$2,608		$689		$326		$—		$7,063		$9,498
Other Canadian governments	305		785		825		546		—		2,461		2,800
U.S. Treasury and agencies	4,046		1,838		157		29		—		6,070		4,507
Other foreign governments	2		91		142		—		—		235		212
Mortgage-backed securities(5)	50		23		41		1,070		26		1,210		1,564
Asset-backed securities	1,140		90		258		670		7		2,165		901
Corporate debt	4,344		2,105		1,462		1,378		—		9,289		8,553
Corporate equity	—		4		21		5		33,808		33,838		25,387

Total trading securities	$13,327		$7,544		$3,595		$4,024		$33,841		$62,331		$53,422

Total securities
Carrying value(6)	$17,769		$17,033		$8,574		$5,778		$34,344		$83,498		$67,764
Fair value(3)	$17,775		$17,089		$8,285		$5,879		$34,652		$83,680		$67,833

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities issued or guaranteed by government, having a carrying value of $4.7 billion (2005: $3.6 billion) and a fair value of $4.7 billion (2005: $3.6 billion).

(3)	The fair value of publicly traded equity investment securities does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	As trading securities are recorded at fair value, carrying value equals fair value.

(5)	Includes securities issued or guaranteed by government, having a carrying value of $33 million (2005: $42 million).

(6)	Includes securities denominated in U.S. dollars $34.8 billion (2005: $29.0 billion) and securities denominated in other foreign currencies $3.1 billion (2005: $1.7 billion).

90	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Fair Value of Investment Securities

$ millions, as at October 31	2006				2005
	Carrying	Unrealized	Unrealized	Fair	Carrying	Unrealized	Unrealized	Fair
	value	gains	losses	value	value	gains	losses	value

Securities issued or guaranteed by:
Canadian federal government	$7,797	$20	$(6)	$7,811	$1,820	$12	$(3)	$1,829
Other Canadian governments	474	67	—	541	565	79	—	644
U.S. Treasury	4,682	—	(305)	4,377	4,934	—	(341)	4,593
Other U.S. agencies	157	10	—	167	928	56	—	984
Other foreign governments	246	19	—	265	250	28	—	278
Mortgage-backed securities(1)	5,423	12	(4)	5,431	4,222	31	(5)	4,248
Asset-backed securities	1,110	33	—	1,143	364	7	—	371
Corporate debt	201	2	—	203	118	—	—	118
Corporate equity(2)	251	145	(2)	394	311	109	(7)	413
Private debt	446	35	(1)	480	436	23	(35)	424
Private equity	380	182	(25)	537	394	178	(63)	509

	$21,167	$525	$(343)	$21,349	$14,342	$523	$(454)	$14,411

(1)	Includes securities issued or guaranteed by government, with a carrying value of $4.7 billion (2005: $3.6 billion) and a fair value of $4.7 billion (2005: $3.6 billion).

(2)	Includes certain securities hedged by forward sale contracts with maturities in November 2006. The unrealized gains related to these securities would decrease by $40 million (2005: $18 million) as a result of these hedges.
For investments where the fair value is less than the carrying value, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2006						2005
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

Investment securities
Securities issued or guaranteed by:
Canadian federal government	$3,795	$(5)	$1,056	$(1)	$4,851	$(6)	$1,135	$(3)	$—	$—	$1,135	$(3)
Other Canadian governments	29	—	—	—	29	—	24	—	—	—	24	—
U.S. Treasury	1	—	4,274	(305)	4,275	(305)	1	—	4,485	(341)	4,486	(341)
Other U.S. agencies	—	—	—	—	—	—	—	—	—	—	—	—
Other foreign governments	11	—	—	—	11	—	4	—	—	—	4	—
Mortgage-backed securities	154	(2)	41	(2)	195	(4)	1,419	(5)	19	—	1,438	(5)
Asset-backed securities	19	—	—	—	19	—	—	—	—	—	—	—
Corporate debt	56	—	—	—	56	—	89	—	—	—	89	—
Corporate equity	—	—	19	(2)	19	(2)	126	(7)	1	—	127	(7)
Private debt	7	(1)	5	—	12	(1)	197	(35)	3	—	200	(35)
Private equity	43	(11)	45	(14)	88	(25)	125	(55)	6	(8)	131	(63)

	$4,115	$(19)	$5,440	$(324)	$9,555	$(343)	$3,120	$(105)	$4,514	$(349)	$7,634	$(454)

As at October 31, 2006, the carrying value of 97 investment securities exceeded their fair value by $343 million. The securities that have been in a gross unrealized loss position for more than a year include 23 securities, with a gross unrealized loss of $324 million.
     We have determined that any unrealized losses on our investment securities are temporary in nature. We conduct a quarterly review to identify and evaluate investments that show indications of possible impairment. An investment is considered impaired if its fair value falls below its cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The review of impairment generally entails:
•	Identification and evaluation of investments with indications of possible impairment;

•	Analysis of individual investments that have a fair value of less than cost or amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

•	Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments; and

•	Documentation of the results of these analyses.

CIBC Annual Accountability Report 2006	91

Notes to the Consolidated Financial Statements
The following table presents realized gains, losses and impairment write-downs on investment securities:
Investment Securities Gains, Net

$ millions, for the year ended October 31	2006	2005	2004

Realized gains	$148	$725	$494
Realized losses	(19)	(41)	(74)
Impairment write-downs	(89)	(107)	(184)

Total	$40	$577	$236

Note 4 Loans

$ millions, as at October 31					2006					2005
	Gross	Specific	General	Total		Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total(1)(2)	amount	allowance	allowance	allowance	Net total(1)(2)

Residential mortgages	$81,358	$13	$12	$25	$81,333	$77,216	$18	$19	$37	$77,179
Personal(3)	28,052	245	380	625	27,427	28,198	262	349	611	27,587
Credit card	7,253	105	102	207	7,046	6,655	101	106	207	6,448
Business and government(4)	30,404	179	406	585	29,819	31,350	280	501	781	30,569

	$147,067	$542	$900	$1,442	$145,625	$143,419	$661	$975	$1,636	$141,783

(1)	Loans are net of unearned income of $113 million (2005: $123 million).

(2)	Includes gross loans of $7.3 billion (2005: $8.1 billion) denominated in U.S. dollars and of $2.5 billion (2005: $2.3 billion) denominated in other foreign currencies.

(3)	Includes $292 million (2005: $336 million), including a non-recourse portion of approximately $79 million (2005: $117 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $205 million (2005: $200 million) relate to individuals who are no longer employed by CIBC.

(4)	Includes $3.6 billion (2005: $3.0 billion) designated as trading.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2006
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$8,388	$64,438	$7,885	$647	$81,358
Personal	13,883	13,395	596	178	28,052
Credit card	7,253	—	—	—	7,253
Business and government	15,006	8,914	4,420	2,064	30,404

	$44,530	$86,747	$12,901	$2,889	$147,067

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$34,411	$8,442	$1,312	$44,165
Floating interest rates		52,336	4,459	1,577	58,372

		$86,747	$12,901	$2,889	$102,537

Allowance for Credit Losses

	Specific allowance			General allowance			Total allowance
$ millions, as at or for the year ended October 31	2006	2005	2004	2006	2005	2004	2006	2005	2004

Balance at beginning of year	$663	$803	$856	$975	$1,025	$1,100	$1,638	$1,828	$1,956
Provision for (recovery of) credit losses	612	756	703	(64)	(50)	(75)	548	706	628
Write-offs	(866)	(1,001)	(960)	—	—	—	(866)	(1,001)	(960)
Recoveries	118	124	215	—	—	—	118	124	215
Transfer from general to specific(1)	11	—	—	(11)	—	—	—	—	—
Foreign exchange and other adjustments	6	(19)	(11)	—	—	—	6	(19)	(11)

Balance at end of year	$544	$663	$803	$900	$975	$1,025	$1,444	$1,638	$1,828

Comprised of: Loans	$542	$661	$800	$900	$975	$1,025	$1,442	$1,636	$1,825
Letters of credit(2)	2	2	2	—	—	—	2	2	2
Loan substitute securities(3)	—	—	1	—	—	—	—	—	1

(1)	Related to student loan portfolio.

(2)	Allowance on letters of credit is included in other liabilities.

(3)	Allowance on loan substitute securities is included in securities.

92	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Impaired Loans

$ millions, as at October 31			2006			2005
	Gross	Specific		Gross	Specific
	amount	allowance	Net total	amount	allowance	Net total

Residential mortgages	$118	$13	$105	$141	$18	$123
Personal(1)	268	245	23	292	262	30
Credit card(1)	—	105	(105)	—	101	(101)
Business and government	244	179	65	516	280	236

Total impaired loans(2)	$630	$542	$88	$949	$661	$288

(1)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

(2)	Average balance of gross impaired loans totalled $0.8 billion (2005: $1.0 billion).
As at October 31, 2006, other past due loans totalled $45 million (2005: $54 million) all of which were in Canada. Other past due loans, excluding credit card loans and government-guaranteed loans, are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. These loans have not been classified as impaired loans because they are both fully secured and in the process of collection. If the number of days in arrears reaches 180, the loans become impaired notwithstanding the security held.
As at October 31, 2006, the interest entitlements on loans classified as impaired totalled $46 million (2005: $64 million; 2004: $73 million), of which $45 million (2005: $58 million; 2004: $57 million) were in Canada and $1 million (2005: $6 million; 2004: $16 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $56 million (2005: $63 million; 2004: $73 million), of which $56 million (2005: $62 million; 2004: $63 million) was in Canada and nil (2005: $1 million; 2004: $10 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2006	2005	2004

Interest income	$13,269	$11,256	$10,188
Interest expense	8,834	6,319	4,930

Net interest income	4,435	4,937	5,258
Provision for credit losses	548	706	628

Net interest income after provision for credit losses	$3,887	$4,231	$4,630

     Note 5 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities under the Canada Mortgage Bond Program. Beginning in the current year, we also started securitizing uninsured fixed-rate mortgages to a qualifying special purpose entity (QSPE). Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2006	2005	2004

Securitized	$10,314 (1)	$10,178	$7,900
Sold(2)	7,826 (1)	7,876	7,327
Net cash proceeds	7,779	7,842	7,282
Retained interests(3)	127	170	153
Gain on sale, net of transaction costs	27	32	52

Retained interest assumptions:
Prepayment rate (annually)	11.0 – 39.0%	12.0 – 39.0%	12.0 – 40.0%
Discount rate	3.5 – 4.8%	2.6 – 4.2%	2.4 – 4.6%
Expected credit losses	0.0 – 0.1%	—	—

(1)	Includes $1,158 million of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as investment securities on the consolidated balance sheet and stated at fair value.

(3)	Retained interests arising from securitization are reported as investment securities on the consolidated balance sheet.

CIBC Annual Accountability Report 2006	93

Notes to the Consolidated Financial Statements
Commercial mortgages
During the year, we securitized and sold $380 million of commercial mortgages through a third-party trust that issues securities. We received net cash proceeds of $389 million on the sale and recognized a net gain of $7 million in income from securitized assets. We retained no beneficial interest, but we continue to service these mortgages, and recognize revenue as services are provided.
Credit cards
We securitize credit card receivables to a QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided. The following table summarizes our securitization activity:

$ millions, for the year ended October 31	2006	2005	2004

Securitized and sold	$381	$2,345 (1)	$1,551
Net cash proceeds	381	2,345 (1)	1,552
Retained interests(2)	32	210	163 (3)
Gain on sale, net of transaction costs	1	18	—

Retained interest assumptions:
Payment rate (monthly)	43.0%	43.9%	42.5%
Discount rate	9.0%	9.0%	9.0%
Expected credit losses	3.5%	3.7%	4.0%

(1)	Net of $350 million related to the wind-down of a previous securitization.

(2)	Retained interests arising from securitization are reported as investment securities on the consolidated balance sheet.

(3)	Retained interest for 2004 includes Juniper. However, assumptions exclude Juniper due to its disposition in December 2004 (Note 2).
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial	Credit
$ millions, for the year ended October 31		mortgages	mortgages	card loans

2006	Proceeds from new securitizations	$7,779	$389	$381
	Proceeds from collections reinvested in previous credit card securitizations	—	—	21,954
	Servicing fees received	48	—	87
	Other cash flows received on retained interests	165	—	474

2005	Proceeds from new securitizations	$7,842	$—	$2,345
	Proceeds from collections reinvested in previous credit card securitizations	—	—	11,957
	Servicing fees received	37	2	46
	Other cash flows received on retained interests	142	—	271

2004	Proceeds from new securitizations	$7,282	$—	$1,552
	Proceeds from collections reinvested in previous credit card securitizations	—	—	6,571
	Servicing fees received	25	4	34
	Other cash flows received on retained interests	95	—	63

Key economic assumptions used in measuring the fair value of retained interests in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31		2006		2005
	Residential	Credit	Residential	Credit
	mortgages	card loans	mortgages	card loans

Carrying amount of retained interests	$236	$336	$264	$309
Fair value of retained interests	247	341	273	309
Weighted-average remaining life (in years)	2.6	0.2	3.2	0.2
Prepayment/payment rate	7.0 – 39.0%	43.0% (1)	7.0 – 39.0%	43.9%
Impact on fair value of a 10% adverse change	(11)	(2)	(12)	(2)
Impact on fair value of a 20% adverse change	(21)	(4)	(23)	(4)
Expected credit losses	0.0 – 0.1%	3.5%	—	3.7%
Impact on fair value of a 10% adverse change	—	(3)	—	(3)
Impact on fair value of a 20% adverse change	—	(6)	—	(6)
Residual cash flows discount rate (annual rate)	4.3 – 5.1%	9.0%	3.1 – 4.9%	9.0%
Impact on fair value of a 10% adverse change	(1)	—	(1)	—
Impact on fair value of a 20% adverse change	(2)	—	(2)	—

(1)	Monthly payment rate.

94	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31		2006		2005
	Residential	Credit	Residential	Credit
	mortgages	card loans	mortgages	card loans

Actual and projected credit losses	0.0 – 0.1%	3.5%	—	3.7%

The following table summarizes the loan principal, impaired and other past due loans and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31			2006			2005
	Total	Impaired		Total	Impaired
	principal	and		principal	and
	amount of	other past	Net	amount of	other past	Net
Type of loan	loans	due loans	write-offs(1)	loans	due loans	write-offs(1)

Residential mortgages	$101,254	$144	$13	$94,685	$163	$7
Personal	28,052	284	372	28,198	314	353
Credit card	11,722	33	384	10,743	32	385
Business and government(2)	30,779	250	129	31,350	529	214

Total loans reported and securitized(3)	171,807	711	898	164,976	1,038	959

Less: loans securitized
Residential mortgages	19,896	3	1	17,469	3	—
Credit card	4,469	33	149	4,088	32	82
Business and government(2)	375	—	—	—	—	—

Total loans securitized	24,740	36	150	21,557	35	82

Total loans reported on the consolidated balance sheet	$147,067	$675	$748	$143,419	$1,003	$877

(1)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(2)	Includes commercial mortgages and investment grade loans.

(3)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
We were considered the primary beneficiary of certain VIEs with total assets of approximately $0.1 billion as at October 31, 2006 (2005: $2.1 billion). The consolidation of these VIEs results in an increase to assets and liabilities of approximately $0.1 billion as at October 31, 2006 (2005: $1.9 billion). During the year, we sold mortgage assets of a consolidated VIE to a QSPE, which we are not required to consolidate. We also deconsolidated certain other VIEs, as we were no longer considered to be the primary beneficiary.
     The assets that support the obligations of the consolidated VIEs primarily comprise residential mortgages of $14 million (2005: $1.0 billion) and securities of $68 million (2005: $0.9 billion). These securities include $24 million (2005: $841 million) relating to investment vehicles, managed by certain of our employees, that make private equity investments, and nil (2005: $58 million) relating to transactions that modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles. Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     We were considered the primary beneficiary of certain compensation trusts with assets of approximately $400 million as at October 31, 2006 (2005: $312 million). However, the consolidation of these trusts does not have a significant impact as both the assets (CIBC shares) and the liabilities (the obligation to deliver CIBC shares to the participants) of the trusts offset each other in the common shares section of the consolidated balance sheet.
VIEs that are not consolidated
We have significant interests in VIEs that are not consolidated because we are not the primary beneficiary. We may provide these VIEs liquidity facilities, hold their notes, or act as counterparty to derivative contracts.
     These VIEs include several multi-seller conduits in Canada, which we administer, and collateralized debt obligations (CDOs) for which we act as structuring and placement agents and for which we may manage collateral on behalf of investors. At October 31, 2006, these VIEs had assets of approximately $25.1 billion (2005: $19.9 billion).
     Our maximum exposure to loss as a result of our involvement with these VIEs was approximately $17.2 billion as at October 31, 2006 (2005: $15.2 billion). For this purpose, maximum exposure to loss represents the notional amounts of liquidity and credit enhancement facilities and the carrying value of our investments in these VIEs. Actual losses that may arise in respect of this exposure are not expected to be material. The exposures are monitored and managed as part of our risk management processes.
     Our current exposure under derivative transactions with VIEs is reflected in the consolidated financial statements, as the fair value of the derivative contracts are recorded in other assets or other liabilities, and changes in fair value are recognized in other non-interest income.

CIBC Annual Accountability Report 2006	95

Notes to the Consolidated Financial Statements
     Note 6 Land, Buildings and Equipment

$ millions, as at October 31			2006	2005
		Accumulated	Net book	Net book
	Cost(1)	amortization(2)	value	value

Land(3)	$238	$—	$238	$248
Buildings(3)	883	243	640	679
Computer equipment and software	1,942	1,523	419	409
Office furniture and other equipment	839	353	486	560
Leasehold improvements	586	337	249	240

	$4,488	$2,456	$2,032	$2,136

(1)	Includes $242 million (2005: $316 million) of work in progress and not subject to amortization.

(2)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $206 million (2005: $214 million; 2004: $264 million).

(3)	Land and buildings include amounts of $182 million and $433 million, respectively, for which we are deemed to have ownership for accounting purposes.
     Note 7 Goodwill and Other Intangible Assets
We completed our annual impairment testing on goodwill and other intangible assets and determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail		CIBC World	Corporate		CIBC
$ millions, for the year ended October 31		Markets		Markets	and Other		Total

2006	Balance at beginning of year	$883		$57	$6		$946
	Acquisitions	—		—	37	(1)	37
	Adjustments(2)	—		(1)	—		(1)

	Balance at end of year	$883		$56	$43		$982

2005	Balance at beginning of year	$887		$57	$111		$1,055
	Dispositions	(4	)(3)	—	(102	)(4)	(106)
	Adjustments(2)	—		—	(3)		(3)

	Balance at end of year	$883		$57	$6		$946

(1)	Pertains to the acquisition of the remaining non-controlling interest in INTRIA.

(2)	Includes foreign currency translation and other purchase price equation adjustments.

(3)	Pertains to sale of EDULINX Canada Corporation.

(4)	Pertains to sale of Juniper (Note 2).
The components of other intangible assets are as follows:

$ millions, as at October 31			2006			2005
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortization(1)	amount	amount	amortization(1)	amount

Finite-lived other intangible assets
Customer relationships(2)	$121	$65	$56	$121	$55	$66
Contract based(3)	50	30	20	28	11	17

	171	95	76	149	66	83
Indefinite-lived other intangible assets
Contract based	116	—	116	116	—	116

Total other intangible assets	$287	$95	$192	$265	$66	$199

(1)	Amortization of other intangible assets for the year amounted to $29 million (2005: $12 million; 2004: $16 million).

(2)	Certain customer relationships assets were sold as part of Juniper sale in 2005 (Note 2).

(3)	Includes certain contract based assets purchased as part of INTRIA. Certain contract based assets were sold as part of the EDULINX Canada Corporation sale in 2005.

96	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The total estimated amortization expense relating to finite-lived other intangible assets for each of the next five years is as follows:

$ millions

2007	$11
2008	11
2009	11
2010	10
2011	10

     Note 8 Other Assets

$ millions, as at October 31	2006	2005

Accrued interest receivable	$1,089	$886
Accrued benefit asset (Note 16)	1,037	977
Brokers’ client accounts	594	958
Future income tax asset (Note 17)	619	1,002
Other prepayments and deferred items	978	925
Investment in limited partnerships	615	660
Equity-accounted investments	1,096	1,029
Cheques and other items in transit, net	1,189	1,160
Derivative collateral receivable	1,710	1,504
Current income tax receivable	—	288
Derivatives held for ALM, not carried at fair value (Note 21)	959	1,070
Accounts receivable	645	841
Other	426	448

	$10,957	$11,748

     Note 9 Deposits

			Payable on a fixed date(1)
	Payable on	Payable after	Within	1 to	2 to	3 to	4 to	Over	2006	2005
$ millions, as at October 31	demand(2)	notice(3)	1 year	2 years	3 years	4 years	5 years	5 years	Total(4)	Total

Personal	$5,201	$33,010	$28,225	$6,607	$3,208	$1,544	$1,455	$2,579	$81,829	$75,973
Business and government	21,430	6,835	53,382	13,488	5,667	3,656	2,348	662	107,468	106,226
Bank	1,262	1	10,493	8	—	1,076	—	754	13,594	10,535

	$27,893	$39,846	$92,100	$20,103	$8,875	$6,276	$3,803	$3,995	$202,891	$192,734

Total deposits include:
Non-interest-bearing deposits
In domestic offices									$22,292	$22,102
In foreign offices									395	302
Interest-bearing deposits
In domestic offices									129,657	120,595
In foreign offices									46,991	48,400
U.S. federal funds purchased									3,556	1,335

									$202,891	$192,734

(1)	Deposits payable on a fixed date include all deposits, which mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(2)	Deposits payable on demand include all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(3)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(4)	Includes deposits of $54.3 billion (2005: $55.4 billion) denominated in U.S. dollars and deposits of $11.2 billion (2005: $10.0 billion) denominated in other foreign currencies.

CIBC Annual Accountability Report 2006	97

Notes to the Consolidated Financial Statements
  Note 10 Other Liabilities

$ millions, as at October 31	2006	2005

Accrued interest payable	$2,243	$1,701
Accrued benefit liability (Note 16)	872	816
Gold and silver certificates	47	48
Brokers’ client accounts	2,766	2,516
Derivative collateral payable	1,396	1,258
Deferred gain on sale of real estate properties(1)	47	63
Other deferred items	112	137
Negotiable instruments	1,824	1,939
Current income tax liability	188	—
Derivatives held for ALM, not carried at fair value (Note 21)	1,053	997
Accounts payable and accrued expenses	1,539	3,824	(2)
Other	2,629	2,703

	$14,716	$16,002

(1) The deferred gain is being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.
(2)  Includes $2.2 billion for Enron-related settlements. Refer to Note 22 for additional information.
  Note 11 Subordinated Indebtedness
The indebtedness included in the table below is unsecured and subordinated to deposits and other liabilities. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide Canadian dollar equivalent funding. In accordance with the provisions of the Capital Adequacy Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI), all redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31									2006	2005
				Earliest date redeemable by CIBC
Interest rate				At greater of Canada			Denominated
%		Maturity date		Yield Price(1) and par	At par		in foreign currency

7.40		January 31, 2011			January 31, 2006	(2)			—	250
8.15		April 25, 2011		April 25, 2001	April 25, 2006	(2)			—	250
7.00		October 23, 2011		October 23, 2001	October 23, 2006	(2)			—	250
Floating	(3)	August 14, 2012			August 14, 2007		US$ 300 million		337	355
4.75	(4)	January 21, 2013		January 20, 2003	January 21, 2008				250	250
5.89	(4)	February 26, 2013		February 26, 1998	February 26, 2008				120	120
4.25	(4)	June 1, 2014		May 6, 2004	June 1, 2009				750	750
4.50	(4)	October 15, 2014		September 14, 2004	October 15, 2009				500	500
9.65		October 31, 2014		November 1, 1999					250	250
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010				1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011				1,300	—
8.70		May 25, 2029	(5)						25	25
11.60		January 7, 2031		January 7, 1996					200	200
10.80		May 15, 2031		May 15, 2021					150	150
8.70		May 25, 2032	(5)						25	25
8.70		May 25, 2033	(5)						25	25
8.70		May 25, 2035	(5)						25	25
Floating	(6)	July 31, 2084			July 27, 1990		US$ 198 million	(7)	222	255
Floating	(8)	August 31, 2085			August 20, 1991		US$ 103 million	(9)	116	122

									$5,595	$5,102

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Redeemed for cash during the year.

(3)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month US$ LIBOR plus 0.35% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month US$ LIBOR plus 1.35%.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus 1.00%.

(5)	Not redeemable prior to maturity date.

(6)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(7)	US$18 million of this issue was repurchased for cash during the year (2005: US$16 million).

(8)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(9)	None of this issue was repurchased for cash during the year (2005: US$16 million).

98	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:
Repayment Schedule

$ million	2006

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	—
Over 5 years	5,595

Total	$5,595

  Note 12 Preferred Share Liabilities and Share Capital
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that for a class of preferred shares the maximum aggregate consideration for all outstanding shares of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding Preferred Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31						2006					2005			2004
	Shares outstanding			Dividends paid			Shares outstanding				Dividends paid			Shares outstanding		Dividends paid
	No. of shares	Amount		Amount		per share	No. of shares		Amount		Amount		per share	No. of shares	Amount	Amount	per share

Class A Preferred Shares(1)
Classified as liabilities

Series 15	—	$—		$—		$—	—		$—		$—		$—	—	$—	$13	$1.07
Series 16	—	—		—		—	—		—		—		—	—	—	10	US1.41
Series 17	—	—		—		—	—		—		—		—	—	—	9	1.36
Series 19	8,000,000	200		10		1.24	8,000,000		200		10		1.24	8,000,000	200	10	1.24
Series 20	—	—		—		—	—		—		6		US1.29	4,000,000	121	7	US 1.29
Series 21	—	—		—		—	—		—		9		1.13	8,000,000	200	12	1.50
Series 22	—	—		—		—	—		—		6		US1.18	4,000,000	122	8	US1.56
Series 23	16,000,000	400		21		1.33	16,000,000		400		21		1.33	16,000,000	400	21	1.33

Total		$600		$31					$600		$52				$1,043	$90

Classified as equity

Series 18	12,000,000	$300		$16		$1.38	12,000,000		$300		$16		$1.38	12,000,000	$300	$16	$1.38
Series 24(2)	16,000,000	400		24		1.50	16,000,000		400		24		1.50	16,000,000	400	24	1.50
Series 25	16,000,000	400		24		1.50	16,000,000		400		24		1.50	16,000,000	400	24	1.50
Series 26	10,000,000	250		14		1.44	10,000,000		250		14		1.44	10,000,000	250	14	1.44
Series 27	12,000,000	300		17		1.40	12,000,000		300		17		1.40	12,000,000	300	19	1.55
Series 28(3)	3,058	—	(4)	—	(4)	0.08	17,658	(5)	—	(4)	—	(4)	0.08	13,250,000	133	3	0.20
Series 29	13,232,342	331		18		1.35	13,232,342		331		18		1.35	—	—	—	—
Series 30	16,000,000	400		19		1.20	16,000,000		400		12		0.77	—	—	—	—

Total		$2,381		$132					$2,381		$125				$1,783	$100

Total preferred shares and dividends		$2,981		$163					$2,981		$177				$2,826	$190

(1)	Subsequent to the year-end, on November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.

(2)	Subsequent to the year-end, on November 3, 2006, we announced our intention to redeem on January 31, 2007, all outstanding Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.

(3)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 14,600 shares under this offer.

(4)	Due to rounding.

(5)	Over the course of 2005, on three conversion dates, 13.2 million Class A Series 28 Preferred Shares were converted into Class A Series 29 Preferred Shares, together with the exercise of the same number of Series 29 Purchase Warrants and the receipt of $15 per warrant, resulting in total capital for the Class A Series 29 Preferred Shares of $331 million. The total paid up share capital of the converted Class A Series 28 Preferred Shares was correspondingly reduced by $133 million.

CIBC Annual Accountability Report 2006	99

Notes to the Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends and is redeemable for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table. Certain series provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
Terms of Class A Preferred Shares

					Conversion for common shares
	Quarterly		Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share	(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750		October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375		April 30, 2008	$25.75	April 30, 2008	April 30, 2013
			April 30, 2009	25.60
			April 30, 2010	25.45
			April 30, 2011	25.30
			April 30, 2012	25.15
			April 30, 2013	25.00

Series 23	$0.331250		October 31, 2007	$25.75	October 31, 2007	July 31, 2011
			October 31, 2008	25.50
			October 31, 2009	25.25
			October 31, 2010	25.00

Series 24	$0.375000		January 31, 2007	$26.00	January 31, 2007	not convertible
			January 31, 2008	25.75
			January 31, 2009	25.50
			January 31, 2010	25.25
			January 31, 2011	25.00

Series 25	$0.375000		July 31, 2007	$26.00	July 31, 2007	not convertible
			July 31, 2008	25.75
			July 31, 2009	25.50
			July 31, 2010	25.25
			July 31, 2011	25.00

Series 26	$0.359375		April 30, 2008	$26.00	April 30, 2008	not convertible
			April 30, 2009	25.75
			April 30, 2010	25.50
			April 30, 2011	25.25
			April 30, 2012	25.00

Series 27	$0.350000		October 31, 2008	$26.00	October 31, 2008	not convertible
			October 31, 2009	25.75
			October 31, 2010	25.50
			October 31, 2011	25.25
			October 31, 2012	25.00

Series 28	$0.02		June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500		May 1, 2010	$26.00	May 1, 2010	not convertible
			May 1, 2011	25.75
			May 1, 2012	25.50
			May 1, 2013	25.25
			May 1, 2014	25.00

Series 30	$0.300000		April 30, 2010	$26.00	not convertible	not convertible
			April 30, 2011	25.75
			April 30, 2012	25.50
			April 30, 2013	25.25
			April 30, 2014	25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

100	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Outstanding Common Shares and Dividends Paid

$ millions, except per share amounts,
as at or for the year ended October 31		2006		2005		2004
	Shares outstanding		Shares outstanding		Shares outstanding
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount

Common shares
Total common share capital at beginning of year	334,007,626	$2,952	347,488,472	$2,969	362,042,914	$2,950
Issued pursuant to stock option plans	2,262,168	112	2,866,907	134	3,666,817	162
Purchase of common shares for cancellation	—	—	(16,202,800)	(140)	(18,359,200)	(154)
Treasury shares	(293,147)	(19)	(144,953)	(11)	137,941	11

Total common share capital	335,976,647	$3,045	334,007,626	$2,952	347,488,472	$2,969

Total dividends paid		$924		$902		$781

Dividends per share		$2.76		$2.66		$2.20

Common shares repurchased
During 2004, we repurchased 18.4 million common shares at an average price of $67.43 for a total amount of $1.2 billion. During 2005, we repurchased 16.2 million common shares at an average price of $72.64 for a total amount of $1.2 billion. No shares were repurchased during 2006.
Shares reserved for issue
As at October 31, 2006, 17,677,700 common shares were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
We are prohibited under section 79 of the Bank Act (Canada) from declaring or paying any dividends on our preferred or common shares if there are reasonable grounds for believing that we are, or the payment would cause CIBC to be, in contravention of any capital adequacy or liquidity regulation or any direction to CIBC made by OSFI regarding our capital or liquidity.
     In addition, we are prohibited by the Bank Act from declaring or paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends we have declared in that year would exceed the aggregate of our net income up to that day in that year and our retained net income for the preceding two financial years.
     We obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for each of the quarters for the year ended October 31, 2006. Subsequent to the year-end, we obtained the approval of OSFI to pay dividends on our common shares and Class A Preferred Shares for the quarter ending January 31, 2007.
     As part of its periodic review of the Bank Act, the Department of Finance issued a discussion paper in June 2006 that, in part, proposes to repeal the requirement to obtain OSFI approval for the payment of dividends in the circumstances described above. The changes, if enacted, are expected to be effective prior to the end of 2007.
     Our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
Regulatory capital
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital Ratios and Assets-to-Capital Multiple

$ million, as at October 31	2006		2005

Tier 1 capital	$11,935		$9,886
Total regulatory capital	16,583		14,771
Tier 1 capital ratio	10.4%		8.5%
Total capital ratio	14.5%		12.7%
Assets-to-capital multiple	18.0	x	18.4	x

In 2004, the Basel Committee on Banking Supervision issued new rules for the calculation of regulatory capital, which are effective from November 1, 2007 onwards. For further details, see “Management of Capital Resources” section in the MD&A.

CIBC Annual Accountability Report 2006	101

Notes to the Consolidated Financial Statements
  Note 13 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted core balances trends. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

Based on earlier of maturity or repricing date of interest-sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2006	Assets
	Cash and deposits with banks	$222	$6,508	$4,016	$—	$—	$1,107	$11,853
	Effective yield		4.96%	5.31%	—	—
	Investment securities	1,093	3,336	1,659	8,952	5,624	503	21,167
	Effective yield		3.78%	3.77%	3.92%	4.12%
	Trading securities	3,023	10,484	3,126	6,663	5,198	33,837	62,331
	Effective yield		4.76%	4.68%	4.65%	5.21%
	Securities borrowed or purchased under resale agreements	—	24,186	1,246	—	—	—	25,432
	Effective yield		4.47%	4.25%	—	—
	Loans	85,836	11,629	10,653	29,917	5,928	1,662	145,625
	Effective yield		6.38%	5.54%	5.26%	5.26%
	Other	—	19,994	—	—	—	17,582	37,576
	Structural assumptions	(5,108)	1,039	2,998	2,518	—	(1,447)	—

	Total assets	$85,066	$77,176	$23,698	$48,050	$16,750	$53,244	$303,984

	Liabilities and shareholders’ equity
	Deposits	$63,786	$70,580	$30,599	$12,663	$2,576	$22,687	$202,891
	Effective yield		4.56%	3.86%	3.48%	4.35%
	Obligations related to securities sold short	—	194	445	4,862	4,969	3,318	13,788
	Effective yield		4.14%	4.21%	4.17%	4.25%
	Obligations related to securities lent or sold under repurchase agreements	—	30,433	—	—	—	—	30,433
	Effective yield		4.49%	—	—	—
	Subordinated indebtedness	—	559	116	4,220	700	—	5,595
	Effective yield		5.38%	5.63%	4.29%	10.32%
	Preferred share liabilities	—	—	87	362	151	—	600
	Effective yield		—	5.18%	5.18%	5.18%
	Other	—	19,788	16	190	2,169	28,514	50,677
	Structural assumptions	(8,468)	6,238	17,934	15,146	—	(30,850)	—

	Total liabilities and shareholders’ equity	$55,318	$127,792	$49,197	$37,443	$10,565	$23,669	$303,984

	On-balance sheet gap	$29,748	$(50,616)	$(25,499)	$10,607	$6,185	$29,575	$—
	Off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—
	Total cumulative gap	$29,748	$(44,994)	$(34,910)	$(27,100)	$(29,575)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$37,108	$(34,709)	$(24,012)	$8,754	$(3,668)	$16,527	$—
	Foreign currencies	(7,360)	(15,907)	(1,487)	1,853	9,853	13,048	—

	Total on-balance sheet gap	29,748	(50,616)	(25,499)	10,607	6,185	29,575	—

	Off-balance sheet gap
	Canadian currency	—	(23,923)	25,988	(2,356)	291	—	—
	Foreign currencies	—	(203)	9,595	(441)	(8,951)	—	—

	Total off-balance sheet gap	—	(24,126)	35,583	(2,797)	(8,660)	—	—

	Total gap	$29,748	$(74,742)	$10,084	$7,810	$(2,475)	$29,575	$—

2005	Gap by currency
	On-balance sheet gap
	Canadian currency	$48,097	$(41,331)	$(14,909)	$(3,463)	$(3,052)	$14,658	$—
	Foreign currencies	(10,599)	(2,559)	(2,569)	(373)	10,225	5,875	—

	Total on-balance sheet gap	37,498	(43,890)	(17,478)	(3,836)	7,173	20,533	—

	Off-balance sheet gap
	Canadian currency	—	(23,894)	10,996	8,965	3,933	—	—
	Foreign currencies	—	5,900	1,997	1,231	(9,128)	—	—

	Total off-balance sheet gap	—	(17,994)	12,993	10,196	(5,195)	—	—

	Total gap	$37,498	$(61,884)	$(4,485)	$6,360	$1,978	$20,533	$—
	Total cumulative gap	$37,498	$(24,386)	$(28,871)	$(22,511)	$(20,533)	$—	$—

102	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 14 Trading Revenue
Trading assets and liabilities, including derivatives, are measured at fair value, with gains and losses recognized in the consolidated statement of operations.
     Trading revenue comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on derivative instruments.
     Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Revenue

$ millions, for the year ended October 31	2006	2005	2004

Trading revenue consists of:
Net interest income	$(444)	$19	$107
Non-interest income	1,129	801	618

Trading revenue	$685	$820	$725

Trading revenue by product line:
Interest rates	$156	$198	$231
Foreign exchange	163	169	169
Equities(1)	79	225	115
Commodities	39	31	54
Other(2)	248	197	156

Trading revenue	$685	$820	$725

(1)	Includes $28 million (2005: $156 million; 2004: nil) of non-controlling interests in VIEs.

(2)	Comprises primarily loan trading activities.
   Note 15 Stock-based Compensation
Stock option plans
We have two stock option plans: Employee Stock Option Plan (ESOP) and Non-Officer Director Stock Option Plan (DSOP).
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     A maximum of 42,834,500 common shares may be issued under our stock option plans.
     The weighted-average grant date fair value of options granted during 2006 has been estimated at $9.85 (2005: $9.56; 2004: $10.55) using the Black-Scholes option-pricing model. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2006	2005	2004

Weighted-average assumptions
Risk-free interest rate	4.20%	4.13%	4.52%
Expected dividend yield	4.88%	4.84%	4.45%
Expected share price volatility	19.50%	20.13%	21.00%
Expected life	6 years	7 years	6 years

Compensation expense in respect of stock options and SARs totalled $30 million for 2006 (2005: $5 million; 2004: $58 million). Liability in respect of SARs is recorded in other liabilities and totalled $66 million as at October 31, 2006 (2005: $63 million; 2004: $97 million).
Employee Share Purchase Plan
Under our Canadian Employee Share Purchase Plan, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution

CIBC Annual Accountability Report 2006	103

Notes to the Consolidated Financial Statements
of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where, each year, qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are used by the plans’ trustees to purchase common shares in the open market. Our contribution is expensed as incurred and totalled $28 million in 2006 (2005: $28 million; 2004: $28 million).
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Awards
Under our Restricted Share Award (RSA) Plan, which began in 2000, certain key employees are granted awards to receive CIBC common shares. Additionally, RSAs may be awarded as special grants. The funding for awards is paid into a trust, which purchases CIBC common shares in the open market. In general, RSAs vest one-third annually or at the end of three years. Certain RSAs vest on the attainment of specified performance conditions. The common shares held in the trust are generally distributed within a three-year period, beginning one year after the year of the grant or after vesting conditions have been met. Compensation expense in respect of RSAs totalled $235 million in 2006 (2005: $244 million; 2004: $258 million).
Other restricted share plans
In prior years, we have made grants under two other restricted share programs, specifically the Stock Participation Plan (SPP) and Special Incentive Program (SIP). While we have not made any new grants under these programs in 2006, awards made under these programs in prior years are still outstanding.
     Under both programs, certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust, which purchased CIBC common shares in the open market.
     SPP awards vest one-third annually or at the end of three years and the common shares held in the trust are distributed generally within a three-year period, beginning one year after the year of the grant.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs vested on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
     Compensation expense net of forfeitures in respect of both plans totalled $(3) million in 2006 (2005: $(5) million; 2004: $(6) million).
Performance Share Unit Program
During 2005, we introduced a new Performance Share Unit (PSU) program. Under the program, certain key executives are granted awards to receive CIBC common shares or an equivalent dollar value. PSUs vest at the end of three years. The final number of PSUs that vest will vary from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks. Compensation expense in respect of PSUs totalled $7 million in 2006 (2005: $5 million).
Directors’ plans
Members of our Board of Directors who are not officers or employees of CIBC may elect to receive the annual amount payable by CIBC under the Director Deferred Share Unit/Common Share Election Plan as either Deferred Share Units (DSUs) or CIBC common shares.
     The members may also elect, under the Non-Officer Director Share Plan, to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, committee member retainers and the Chairman of the Board retainer.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of these plans totalled $3 million (2005: $3 million; 2004: $4 million).
Stock Option Plans

As at or for the year ended October 31		2006		2005		2004
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	10,992,741	$45.28	13,424,875	$41.96	17,776,232	$41.02
Granted	419,658	76.49	976,813	72.27	18,344	67.22
Exercised	(2,262,168)	40.84	(2,866,907)	40.62	(3,666,817)	38.05
Forfeited/cancelled	(111,376)	58.32	(129,181)	49.77	(294,221)	48.68
Exercised as SARs	(104,624)	34.29	(412,859)	31.92	(408,663)	32.43

Outstanding at end of year	8,934,231	$47.84	10,992,741	$45.28	13,424,875	$41.96

Exercisable at end of year	7,367,737	$44.05	8,593,165	$41.87	9,610,229	$40.09

Available for grant	8,743,469		9,051,751		9,899,383

104	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Stock Options Outstanding and Vested

As at October 31, 2006	Stock options outstanding			Stock options vested
		Weighted-
		average	Weighted-		Weighted-
		contractual	average		average
	Number	life	exercise	Number	exercise	Exercisable
Range of exercise prices	outstanding	remaining	price	outstanding	price	as SARs

$31.70 – $39.85	3,102,913	2.56	$37.41	3,102,913	$37.41	919,145
$40.35 – $49.94	2,660,642	4.10	42.93	2,256,428	42.90	412,725
$50.33 – $57.19	1,850,796	4.90	54.12	1,850,291	54.12	—
$65.59 – $69.68	17,520	7.54	67.11	8,348	66.98	—
$70.00 – $74.62	901,382	8.33	72.20	149,757	73.04	—
$75.80 – $84.69	400,978	9.18	76.51	—	—	—

Total	8,934,231	4.39	$47.84	7,367,737	$44.05	1,331,870

   Note 16 Employee Future Benefits
We are the sponsor of pension plans for eligible employees. These plans include registered funded defined benefit pension plans, supplemental unfunded arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     We measure our accrued benefit obligations and the fair value of plan assets for accounting purposes as at September 30 each year.
     The following tables present the financial positions of the employee defined benefit pension plans and other benefit plans for Canada, U.S. and U.K. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

CIBC Annual Accountability Report 2006	105

Notes to the Consolidated Financial Statements

	Pension benefit plans			Other benefit plans
$ millions, as at or for the year ended October 31	2006	2005	2004	2006	2005	2004

Accrued benefit obligation
Balance at beginning of year	$3,577	$2,956	$2,798	$947	$788	$803
Adjustment for inclusion of subsidiary plans	—	—	—	—	—	2
Current service cost	123	94	89	32	24	44
Employee contributions	7	7	8	—	—	—
Interest cost on accrued benefit obligation	191	186	175	46	46	43
Benefits paid	(197)	(161)	(166)	(50)	(50)	(42)
Foreign exchange rate changes	(1)	(21)	(5)	(1)	(2)	(2)
Actuarial losses (gains)	65	475	36	(32)	143	18
Net transfer out	(7)	—	—	—	—	—
Plan amendments	2	25	16	—	(2)	(78)
Acquisitions	—	—	2	—	—	—
Corporate restructuring giving rise to:
Curtailments losses	—	16	3	—	—	—

Balance at end of year	$3,760	$3,577	$2,956	$942	$947	$788

Plan assets
Fair value at beginning of year	$3,290	$2,826	$2,442	$100	$121	$116
Actual return on plan assets	317	405	236	5	11	10
Employer contributions	274	231	309	25	18	37
Employee contributions	7	7	8	—	—	—
Benefits paid	(197)	(161)	(166)	(50)	(50)	(42)
Foreign exchange rate changes	(1)	(18)	(4)	—	—	—
Acquisitions	—	—	1	—	—	—
Net transfer out	(7)	—	—	—	—	—

Fair value at end of year	$3,683	$3,290	$2,826	$80	$100	$121

Funded status (deficit)	$(77)	$(287)	$(130)	$(862)	$(847)	$(667)
Unamortized net actuarial losses	906	1,053	860	209	252	124
Unamortized past service costs (gains)	65	71	53	(59)	(67)	(72)
Unamortized transitional asset	—	—	—	2	3	4

Accrued benefit asset (liability)	894	837	783	(710)	(659)	(611)
Valuation allowance	(19)	(17)	(17)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$875	$820	$766	$(710)	$(659)	$(611)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2006	2005	2004	2006	2005	2004

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 8)	$1,037	$977	$915	$—	$—	$—
Other liabilities (Note 10)	(162)	(157)	(149)	(710)	(659)	(611)

Accrued benefit asset (liability), net of valuation allowance	$875	$820	$766	$(710)	$(659)	$(611)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans			Other benefit plans
$ millions, as at October 31	2006	2005	2004	2006	2005	2004

Accrued benefit obligation
Unfunded plans	$182	$168	$149	$765	$751	$591
Funded plans	262	3,396	202	177	196	197

	444	3,564	351	942	947	788
Fair value of plan assets	240	3,259	175	80	100	121

Funded status (deficit)	$(204)	$(305)	$(176)	$(862)	$(847)	$(667)

106	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans
$ millions, for the year ended October 31	2006		2005		2004		2006		2005		2004

Current service cost	$123		$94		$89		$32		$24		$44
Interest cost on accrued benefit obligation	191		186		175		46		46		43
Actual (positive) negative return on plan assets	(317)		(405)		(236)		(5)		(11)		(10)
Plan amendments	2		25		16		—		(2)		(78)
Actuarial losses (gains)	65		475		36		(32)		143		18
Curtailment losses	—		17		3		—		—		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$64		$392		$83		$41		$200		$17

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$114	(1)	$216	(1)	$65	(1)	$—	(2)	$4	(2)	$3	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	33	(3)	(418	)(3)	28	(3)	43	(4)	(135	)(4)	(8	)(4)
Difference between plan amendment costs arising and plan amendment costs amortized	6	(5)	(18	)(5)	(11	)(5)	(7	)(6)	(5	)(6)	72	(6)
Amortization of transitional obligation	—		—		(20)		—		—		1

	153		(220)		62		36		(136)		68
Change in valuation allowance	2		1		—		—		—		—

Defined benefit plan expense recognized	$219		$173		$145		$77		$64		$85

(1)	Expected return on plan assets of $203 million (2005: $189 million; 2004: $171 million), less deferral of actual return on plan assets of $317 million (2005: $405 million; 2004: $236 million).

(2)	Expected return on plan assets of $5 million (2005: $7 million; 2004: $7 million), less deferral of actual return on plan assets of $5 million (2005: $11 million; 2004: $10 million).

(3)	Actuarial (gains) losses amortized of $98 million (2005: $57 million; 2004: $64 million), less actual actuarial (gains) losses incurred of $65 million (2005: $475 million; 2004: $36 million).

(4)	Actuarial (gains) losses amortized of $11 million (2005: $8 million; 2004: $10 million), less actual actuarial (gains) losses incurred of $(32) million (2005: $143 million; 2004: $18 million).

(5)	Amortization of plan amendments of $8 million (2005: $6 million; 2004: $5 million), less actual plan amendments of $2 million (2005: $25 million; 2004: $16 million).

(6)	Amortization of plan amendments of $(7) million (2005: $(7) million; 2004: $(6) million), less actual plan amendments of nil (2005: $(2) million; 2004: $(78) million).
Benefit changes
2006 and 2005
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2006 or 2005.
2004
Effective November 1, 2003, the plan providing medical, dental and life insurance benefits to Canadian retirees was amended to require those employees retiring subsequent to December 31, 2008, to contribute towards a portion of their benefit cost. The resulting reduction in liability is a negative plan amendment cost that is being amortized on a straight-line basis over the average remaining service period over which employees become fully eligible for benefits.
     Effective June 1, 2004, the long-term disability plan for Canadian employees became an employee-paid insured benefit. Employees who became disabled prior to June 1, 2004, continue to receive benefits from the long-term disability health and welfare trust. The obligations of the long-term disability plan, funded by a health and welfare trust, have not been curtailed or settled.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans			Other benefit plans
	Target	Actual allocation		Target	Actual allocation
	allocation	as at October 31		allocation	as at October 31
Asset category	2007	2006	2005	2007	2006	2005

Equity securities(1)	54%	53%	54%	20%	29%	38%
Debt securities(1)	41	42	43	80	71	62
Real estate	5	5	3	—	—	—

Total	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $7 million (2005: $12 million), representing 0.2% of total plan assets (2005: 0.4%). Other benefit plans do not include any CIBC securities.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure our registered pension plans and long-term disability plan obligations, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, and within established ranges, are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.

CIBC Annual Accountability Report 2006	107

Notes to the Consolidated Financial Statements
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields fixed income securities and equities.
     In the U.K. and the U.S., procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expense are as follows:

	Pension benefit plans			Other benefit plans
Weighted-average assumptions	2006	2005	2004	2006	2005	2004

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.3%	5.2%	6.2%	5.1%	5.1%	6.0%
Rate of compensation increase	3.5%	3.5%	3.5%	3.5%	3.2%	3.2%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	5.2%	6.2%	6.2%	5.1%	6.0%	6.1%
Expected long-term rate of return on plan assets	6.5%	7.0%	7.0%	6.0%	6.5%	6.5%
Rate of compensation increase	3.5%	3.5%	3.6%	3.2%	3.2%	3.3%

The assumed health-care cost trend rates are as follows:

For the year ended October 31	2006	2005	2004

Health-care cost trend rates assumed for next year	10.0%	7.8%	9.3%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2014	2012	2012

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31	2006	2005	2004	2006	2005	2004

Effect on total benefit plan expense	$11	$13	$12	$(8)	$(12)	$(11)
Effect on accrued benefit obligation	111	125	89	(79)	(97)	(71)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The total expense recognized for defined contribution plans is as follows:

$ millions, for the year ended October 31	2006	2005	2004

Defined contribution pension plans	$15	$14	$18
Government pension plans (1)	74	75	74

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2005. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2008. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2004. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans
$ millions, for the year ended October 31	2006	2005	2004	2006	2005	2004

Funded plans	$263	$223	$303	$—	$3	$23
Beneficiaries of unfunded plans	11	8	6	25	15	14
Defined contribution pension plans	15	14	18	—	—	—

Total	$289	$245	$327	$25	$18	$37

The minimum contributions for 2007 are anticipated to be $24 million for defined benefit pension plans and $31 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

108	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

	Pension benefit	Other benefit
$ millions	plans	plans

2007	$162	$56
2008	167	56
2009	172	56
2010	178	57
2011	185	58
2012 – 2016	1,059	305

   Note 17 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2006	2005	2004

Consolidated statement of operations
Provision for income taxes — Current	$284	$537	$650
— Future	356	252	140

	640	789	790

Consolidated statement of changes in shareholders’ equity
Foreign currency translation adjustments	268	(120)	617
Accounting policy changes	—	11 (1)	3	(2)
Other	(5)	(11)	4

	263	(120)	624

	$903	$669	$1,414

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities.”

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-linked Deposit Contracts.”
Components of Income Tax

$ millions, for the year ended October 31	2006	2005	2004

Current income taxes
Federal	$357	$192	$833
Provincial	192	107	386
Foreign	(14)	162	9

	535	461	1,228

Future income taxes
Federal	81	23	81
Provincial	36	12	(10)
Foreign	251	173	115

	368	208	186

	$903	$669	$1,414

Future income tax balances are included in other assets (Note 8) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried on in each province. We are also subject to Canadian taxation on income of foreign branches. Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $567 million (2005: $420 million; 2004: $400 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 34.8% (2005: 35.0%; 2004: 35.3%) as set out in the following table:

CIBC Annual Accountability Report 2006	109

Notes to the Consolidated Financial Statements
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2006		2005		2004

Combined Canadian federal and provincial income tax rate applied to income before income taxes and non-controlling interests	$1,155	34.8%	$324	35.0%	$1,022	35.3%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(267)	(8.1)	(159)	(17.2)	(61)	(2.1)
Non-tax effected litigation provisions	9	0.3	699	75.4	—	—
Net realized foreign exchange gains on investments in foreign operations	31	0.9	203	21.9	—	—
Non-controlling interest portion of VIE income	(10)	(0.2)	(55)	(5.9)	—	—
Tax-exempt income and gains	(152)	(4.6)	(167)	(18.1)	(120)	(4.1)
Preferred share dividends treated as interest	11	0.3	23	2.5	38	1.3
Earnings of domestic subsidiaries	2	0.1	(1)	(0.1)	23	0.8
Future tax rate reductions (increases)	9	0.3	4	0.4	(50)	(1.7)
Other	(148)	(4.5)	(82)	(8.8)	(62)	(2.2)

Income taxes in the consolidated statement of operations	$640	19.3%	$789	85.1%	$790	27.3%

In 2006, various federal and provincial tax rate decreases were passed into law that resulted in or will result in phased-in net income tax rate reductions over the next four years. As a result, we decreased our future income tax asset by $9 million, thereby increasing income tax expense. The repatriation of capital and retained earnings from our foreign operations resulted in a $47 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity.
     In 2005, we recorded the expected minimum tax benefit of $297 million relating to the Enron-related litigation settlements. This amount has not changed as there continues to be significant uncertainty associated with the ultimate tax benefits to be realized on the settlements. The repatriation of capital and retained earnings from our foreign operations resulted in a $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. A related $67 million future tax asset arising from 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations were recognized.
     In November 2003, the Ontario government announced an increase in its corporate income tax rate and a cancellation of planned future rate reductions. As a result, in 2004, we increased our future income tax asset by $50 million, thereby reducing income tax expense.
Sources of Future Income Tax Balances

$ millions, as at October 31	2006	2005

Future income tax assets
Allowance for credit losses	$380	$481
Buildings and equipment	57	51
Pension and employee benefits	24	73
Unearned income	83	101
Investment revaluations	—	136
Tax loss carryforwards	649	871
Provisions	398	286
Goodwill	12	—
Other	48	160

	1,651	2,159
Valuation allowance (VA)	(107)	(125)

	1,544	2,034

Future income tax liabilities
Lease receivables	631	822
Buildings and equipment	60	26
Goodwill	55	48
Investment revaluation	34	—
Unearned income	5	—
Pension and employee benefits	82	73
Other	58	63

	925	1,032

Net future income tax asset net of VA	$619	$1,002

Included in the tax loss carryforwards amount is a $128 million (2005: $131 million) future tax asset related to Canadian capital losses, which have no expiry date. Also included in the tax loss carryforwards amount is $521 million of future tax assets related to losses in our U.S. operations (2005: $705 million) which expire in five to 20 years from origination. As other future income tax assets in the U.S. naturally reverse into tax losses, we will have between five to 20 years from the date such temporary differences become tax losses to use them before they expire under current tax law. The total amount of the net future income tax asset net of the valuation allowance related to our U.S. operations, is $95 million (2005: $365 million). We believe that, based on all available evidence, it is more likely than not that all of the net future income tax asset, net of the valuation allowance, will be realized prior to its expiration.

110	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 18 Earnings (Loss) per Share

$ millions, except per share amounts, for the year ended October 31	2006	2005	2004

Basic EPS
Net income (loss)	$2,646	$(32)	$2,091
Preferred share dividends	(132)	(125)	(100)

Net income (loss) applicable to common shares	$2,514	$(157)	$1,991

Weighted-average common shares outstanding (thousands)	335,135	339,263	355,735

Basic EPS	$7.50	$(0.46)	$5.60

Diluted EPS
Net income (loss) applicable to common shares	$2,514	$(157)	$1,991

Weighted-average common shares outstanding (thousands)	335,135	339,263	355,735
Add: stock options potentially exercisable(1) (thousands)	3,225	3,646	4,041

Weighted-average diluted common shares outstanding(2) (thousands)	338,360	342,909	359,776

Diluted EPS(3)	$7.43	$(0.46)	$5.53

(1)	Excludes average options outstanding of 9,894 with a weighted-average exercise price of $84.69; average options outstanding of 460,560 with a weighted-average exercise price of $73.08; and average options outstanding of 3,923 with a weighted-average exercise price of $69.34 for the years ended October 31, 2006, 2005 and 2004, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares. Also excluded are average options outstanding of 112,778 with a weighted-average exercise price of $37.60; and average options outstanding of 258,630 with a weighted-average exercise price of $37.60 for the years ended October 31, 2005 and 2004, respectively, as these options are performance based and the vesting criteria for these options had not been achieved.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Note 19 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We also offer a subsidy on annual fees and preferential interest applied to credit card balances to senior officers which is the same offered to any of our employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2006, loans to directors and their affiliates totalled $28 million (2005: $34 million), letters of credit and guarantees totalled $120 million (2005: $150 million) and the undrawn credit commitments totalled $292 million (2005: $211 million).
     As at October 31, 2006, loans to senior officers and their affiliates totalled $21 million (2005: $22 million), and the undrawn credit commitments totalled $4 million (2005: $4 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 15 for details.
Joint ventures
CIBC is a joint venture partner with CIT Financial Ltd. in CIT Business Credit Canada Inc., a joint venture which is engaged in asset-based lending in Canada. Both CIBC and CIT Financial Ltd. have a 50% ownership interest in the joint venture. As at October 31, 2006, our loans to and common share investment in the joint venture totalled $313 million (2005: $318 million) and $1 million (2005: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2006, we had letters of credit and guarantees of $126 million (2005: $131 million) and undrawn credit commitments of $68 million (2005: $66 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with Mellon Financial Corporation in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2006, our common share investments in the joint ventures totalled $99 million (2005: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC holds client overdraft balances on behalf of GSS of nil (2005: $66 million).
Equity-accounted entities
CIBC is a partner with Barclays in FirstCaribbean which provides banking services in the Caribbean. Our investment in this entity is accounted for under the equity method. As at October 31, 2006, our investment in and loan to the joint venture totalled $790 million (2005: $805 million) and nil (2005: $2 million), respectively.
     As at October 31, 2006, investments in and loans to other equity-accounted entities totalled $306 million (2005: $238 million) and the undrawn investment and credit commitments totalled $37 million (2005: $43 million).

(1)	Affiliates definition has been amended in the current year (prior year information has not been restated) and includes spouses, children under 18 and supported family members (“dependants”) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.

CIBC Annual Accountability Report 2006	111

Notes to the Consolidated Financial Statements
   Note 20 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Other derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with market risk or credit risk of such instruments.

112	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Notional Amounts

	Residual term to contractual maturity
				2006 total	Analyzed by use
	Less than	1 to	Over	notional		2006		2005
$ millions, as at October 31	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$29,833	$60	$26	$29,919	$29,834	$85	$39,524	$45
Swap contracts	168,454	303,861	124,537	596,852	466,316	130,536	498,255	111,879
Purchased options	14,032	11,425	9,172	34,629	31,844	2,785	36,767	896
Written options	20,688	18,411	6,706	45,805	43,222	2,583	45,732	2,196

	233,007	333,757	140,441	707,205	571,216	135,989	620,278	115,016

Exchange traded
Futures contracts	98,450	16,169	650	115,269	107,060	8,209	68,590	4,449
Purchased options	29,931	8,929	—	38,860	38,860	—	4,371	—
Written options	31,927	16,004	—	47,931	47,931	—	11,051	—

	160,308	41,102	650	202,060	193,851	8,209	84,012	4,449

Total interest rate derivatives	393,315	374,859	141,091	909,265	765,067	144,198	704,290	119,465

Foreign exchange derivatives
Over-the-counter
Forward contracts	59,596	2,734	665	62,995	54,897	8,098	46,632	18,000
Swap contracts	16,929	40,610	20,202	77,741	59,677	18,064	57,523	17,724
Purchased options	2,614	488	406	3,508	3,508	—	3,480	—
Written options	2,904	562	280	3,746	3,654	92	3,428	105

	82,043	44,394	21,553	147,990	121,736	26,254	111,063	35,829

Exchange traded
Future contracts	—	—	—	—	—	—	191	—

Total foreign exchange derivatives	82,043	44,394	21,553	147,990	121,736	26,254	111,254	35,829

Credit derivatives
Over-the-counter
Swap contracts	654	1,440	83	2,177	2,177	—	2,025	—
Purchased options	2,476	21,262	40,451	64,189	55,943	8,246	24,658	8,636
Written options(1)	6,794	13,655	39,320	59,769	59,585	184	29,179	193

Total credit derivatives	9,924	36,357	79,854	126,135	117,705	8,430	55,862	8,829

Equity derivatives(2)
Over-the-counter	26,122	15,508	1,578	43,208	42,829	379	41,610	544
Exchange traded	32,486	19,891	224	52,601	52,482	119	40,243	200

Total equity derivatives	58,608	35,399	1,802	95,809	95,311	498	81,853	744

Other derivatives(3)
Over-the-counter	9,657	14,203	772	24,632	24,493	139	23,449	—
Exchange traded	2,723	1,392	4	4,119	4,102	17	2,305	—

Total other derivatives	12,380	15,595	776	28,751	28,595	156	25,754	—

	$556,270	$506,604	$245,076	$1,307,950	$1,128,414	$179,536	$979,013	$164,867

(1)	ALM written options are reported as financial guarantees in Note 22.

(2)	Comprises forwards, futures, swaps and options.

(3)	Comprises precious metals and other commodity forwards, futures, swaps and options.

CIBC Annual Accountability Report 2006	113

Notes to the Consolidated Financial Statements
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges. There is no correlation between the high notional values of contracts to which we are a party and the net market and credit risks to which we are exposed.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy, and by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivatives activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. An increasing number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used both to accommodate business with less creditworthy counterparties and to help contain the buildup of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and the daily settlement of variation margins.
     Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will, however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by standard counterparty risk-weighting factors prescribed by OSFI that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

114	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
Credit Risk

$ millions, as at October 31	2006					2005
				Credit	Risk-				Credit	Risk-
	Current replacement cost			equivalent	weighted	Current replacement cost			equivalent	weighted
	Trading	ALM	Total	amount	amount	Trading	ALM	Total	amount	amount

Interest rate derivatives
Forward rate agreements	$11	$1	$12	$13	$5	$7	$—	$7	$9	$3
Swap contracts	6,428	933	7,361	10,617	2,217	8,116	1,070	9,186	12,283	2,614
Purchased options	645	20	665	860	211	777	9	786	975	242

	7,084	954	8,038	11,490	2,433	8,900	1,079	9,979	13,267	2,859

Foreign exchange derivatives
Forward contracts	511	38	549	1,161	384	676	40	716	1,413	412
Swap contracts	3,739	120	3,859	7,574	1,463	4,267	147	4,414	7,892	1,544
Purchased options	98	—	98	179	54	127	—	127	215	68

	4,348	158	4,506	8,914	1,901	5,070	187	5,257	9,520	2,024

Credit derivatives(1)
Swap contracts	48	—	48	263	114	55	—	55	197	75
Purchased options	93	—	93	6,948	3,013	87	—	87	1,818	700
Written options(2)	197	—	197	197	45	44	—	44	44	22

	338	—	338	7,408	3,172	186	—	186	2,059	797

Equity derivatives(3)	2,077	19	2,096	4,262	1,345	2,259	3	2,262	4,343	1,466

Other derivatives(4)	1,483	35	1,518	3,851	1,501	2,573	—	2,573	4,750	1,940

	15,330	1,166	16,496	35,925	10,352	18,988	1,269	20,257	33,939	9,086
Less: effect of master netting agreements	(10,799)	—	(10,799)	(18,962)	(5,222)	(13,315)	—	(13,315)	(18,565)	(4,766)

	$4,531	$1,166	$5,697	$16,963	$5,130	$5,673	$1,269	$6,942	$15,374	$4,320

(1)	ALM credit derivative options, with a replacement cost of $40 million (2005: $34 million), are given financial guarantee treatment for credit risk capital purposes and are excluded from the table above.

(2)	Represents the fair value of contracts for which fees are received over the life of the contracts.

(3)	Comprises forwards, swaps and options.

(4)	Comprises precious metals and other commodity forwards, swaps and options.
Note 21 Fair Value of Financial Instruments
The tables that follow present the fair value of both on- and off-balance sheet financial instruments, based on the fair valuation approach set out below.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is best evidenced by an independent quoted market price, if one exists.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and also, where such markets do exist, they are not considered sufficiently liquid to be used as a basis for fair value. Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value.
     Valuation adjustments are an integral component of our fair valuation process. To arrive at fair value, we make valuation adjustments, where appropriate, to cover risks such as counterparty credit quality or concentration or market liquidity. In our mid-priced portfolios, we also consider valuation adjustments for bid-offer spread to cover close-out risk. In addition, we also make valuation adjustments for positions, which rely on complex models for valuation or on models incorporating unobservable parameters (refer to Note 1 for additional details).
     In those instances where traded markets do not exist or are not considered sufficiently liquid, our measure of fair value is estimated, using a variety of valuation techniques and models. The results of these valuation techniques and models may vary from the ultimate net realizable value. We have an ongoing process of enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new bases. Our techniques and models take into account the effect of changes in market rates, including credit quality, where we are exposed to the credit risk of an issuer, borrower or counterparty.
     Both book and fair values of loans and loan commitments are affected by credit quality. In this regard, we rely on our processes for determining the allowance for credit losses to simultaneously write down (but not up) both the book and fair values of loans and to account for reductions in credit quality of loan commitments and other credit-related arrangements on which we have credit exposure. Both the book and fair values disclosed are net of all specific and general allowances for credit losses. The policy followed in setting allowances for credit losses is explained in Note 1.
     For changes in fair value due to interest rate risk on financial instruments where traded markets do not exist, except for privately issued debt securities, the calculation of fair value is based on the

CIBC Annual Accountability Report 2006	115

Notes to the Consolidated Financial Statements
difference between the original and current market interest rates for the same type of instrument, using present value techniques. The actual cash flows based on the original interest rate are discounted using current market interest rates for the remaining term to the repricing or maturity date, whichever is earlier. The remaining term used is generally contractual. We do not make additional adjustments to fair value for bid-offer considerations for our non-trading portfolios’ fair values.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value of the same or similar assets may differ among financial institutions. The calculation of fair values is based on market conditions, as at October 31, 2006, and may not be reflective of ultimate realizable value.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of certain on-balance sheet financial instruments to be insignificant, the fair value of certain on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities sold short; obligations related to securities lent or sold under repurchase agreements and other liabilities (except for ALM derivatives not carried at fair value as described in footnote 3 on page 117).
Securities
The fair value of securities are detailed in Note 3 and are based on quoted market prices where available; otherwise, fair values are estimated using independent quoted market prices for similar securities or other third-party evidence, as available.
     The quoted market price used to value publicly traded equity securities held for investment purposes does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise fair values are derived from valuation models using a market, or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, are assumed to equal their book value. The fair value of fixed-rate mortgages are estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, as well as consumer behaviour, as appropriate.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The book value of loans is adjusted for impaired loans and loans not yet specifically identified as impaired through the specific and general allowance categories, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
Other assets
Other assets included in the following table mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, limited partnerships and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to equal book value because we consider any difference not to be significant. The fair value of limited partnership investments is taken from net asset values published by third-party fund managers and is adjusted for better and/or more recent information where available and appropriate. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, then fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their book value. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value for deposit liabilities with embedded optionality (cashable option) includes the value of those options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments market valuation
The fair value of derivatives is based on quoted market prices or dealer quotes, where available. Otherwise, fair values are estimated on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     For trading derivatives, fair value reflects a valuation adjustment for market, model and credit risks, as well as administrative costs, as appropriate. Specifically, credit risk adjustments are based on credit exposure taking into account both collateral and netting arrangements. Administrative cost adjustments reflect the expected future costs to maintain the derivative to maturity.
     For non-trading (ALM) derivatives, the fair value is determined on the same basis as for trading derivatives without valuation adjustments.
ALM derivatives not carried at fair value
Fair value is determined on the same basis as for non-trading (ALM) derivatives carried at fair value included in derivative instruments market valuation above.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage

116	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
commitments and is based on changes in market interest rates between the commitment and funding dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
     The fair values disclosed in the following table exclude the value of assets that are not financial instruments. Also, excluded from this table are assets, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which add significant value to CIBC.
Fair Value of Financial Instruments

$ millions, as at October 31		2006		2005
			Fair value			Fair value
			over (under)			over (under)
	Book value	Fair value	book value	Book value	Fair value	book value

Assets
Cash and non-interest-bearing deposits with banks	$1,317	$1,317	$—	$1,310	$1,310	$—
Interest-bearing deposits with banks	10,536	10,536	—	10,542	10,542	—
Securities	83,498	83,680	182	67,764	67,833	69
Securities borrowed or purchased under resale agreements	25,432	25,432	—	18,514	18,514	—
Loans	145,625	145,986	361	141,783	142,043	260
Derivative instruments market valuation(1)	17,122	17,122	—	20,309	20,309	—
Customers’ liability under acceptances	6,291	6,291	—	5,119	5,119	—
Other assets(2)	6,155	6,529	374	6,239	6,511	272

Liabilities
Deposits	$202,891	$202,756	$(135)	$192,734	$192,674	$(60)
Derivative instruments market valuation(1)	17,330	17,330	—	20,128	20,128	—
Acceptances	6,297	6,297	—	5,119	5,119	—
Obligations related to securities sold short	13,788	13,788	—	14,883	14,883	—
Obligations related to securities lent or sold under repurchase agreements	30,433	30,433	—	14,325	14,325	—
Other liabilities	9,977	9,977	—	11,537	11,537	—
Subordinated indebtedness	5,595	5,963	368	5,102	5,468	366
Preferred share liabilities	600	642	42	600	660	60

ALM derivatives not carried at fair value(1)(3)(4)	$(94)	$(179)	$(85)	$73	$82	$9

(1)	ALM derivatives carried at fair value are included in derivative instruments market valuation.

(2)	Excludes FirstCaribbean with a book value of $790 million as at October 31, 2006 (2005: $805 million).

(3)	The book value includes both the ALM derivatives not carried at fair value net $(234) million (2005: net $(281) million) and unamortized hedge-related deferred balances, net $140 million (2005: net $354 million), which are included in other assets and other liabilities.

(4)	The fair value over (under) book value includes deferred gains of $222 million (2005: $266 million) related to derivative hedges for anticipated transactions in respect of certain deposit programs and expenses. These transactions and related hedges will be recognized in the consolidated financial statements over the next seven years.

CIBC Annual Accountability Report 2006	117

Notes to the Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31	2006 fair value			2005 fair value
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$11	$2	$9	$7	$10	$(3)
Swap contracts	6,428	5,867	561	8,116	7,711	405
Purchased options	647	—	647	779	—	779
Written options	—	658	(658)	—	618	(618)

Total interest rate derivatives	7,086	6,527	559	8,902	8,339	563

Foreign exchange derivatives
Forward contracts	511	454	57	676	695	(19)
Swap contracts	3,739	3,098	641	4,267	3,885	382
Purchased options	98	—	98	127	—	127
Written options	—	74	(74)	—	120	(120)

Total foreign exchange derivatives	4,348	3,626	722	5,070	4,700	370

Credit derivatives
Swap contracts	48	95	(47)	55	48	7
Purchased options	93	154	(61)	87	46	41
Written options	197	43	154	44	30	14

Total credit derivatives	338	292	46	186	124	62

Equity derivatives(2)	3,543	5,009	(1,466)	3,109	3,405	(296)

Other derivatives(3)	1,490	1,437	53	2,659	2,840	(181)

Total held for trading(4)	16,805	16,891	(86)	19,926	19,408	518

Held for ALM(5)
Interest rate derivatives
Forward rate agreements	1	—	1	—	—	—
Swap contracts	933	745	188	1,070	731	339
Purchased options	20	—	20	9	—	9
Written options	—	4	(4)	—	27	(27)

Total interest rate derivatives	954	749	205	1,079	758	321

Foreign exchange derivatives
Forward contracts	38	3	35	40	53	(13)
Swap contracts	120	622	(502)	147	680	(533)
Written options	—	1	(1)	—	—	—

Total foreign exchange derivatives	158	626	(468)	187	733	(546)

Credit derivatives
Purchased options	39	45	(6)	32	26	6
Written options(6)	1	—	1	2	2	—

Total credit derivatives	40	45	(5)	34	28	6

Equity derivatives(2)	19	43	(24)	3	38	(35)

Other derivatives(3)	35	43	(8)	—	—	—

Total held for ALM	1,206	1,506	(300)	1,303	1,557	(254)

Total fair value	18,011	18,397	(386)	21,229	20,965	264
Less: effect of master netting agreements	(10,799)	(10,799)	—	(13,315)	(13,315)	—

	$7,212	$7,598	$(386)	$7,914	$7,650	$264

Average fair value of derivatives held for trading(7)
Interest rate derivatives	$7,588	$7,065	$523	$11,571	$11,043	$528
Foreign exchange derivatives	4,963	4,308	655	5,672	5,318	354
Credit derivatives	218	176	42	155	117	38
Equity derivatives	3,236	4,200	(964)	2,492	3,157	(665)
Other derivatives	2,414	2,317	97	2,694	3,118	(424)

	$18,419	$18,066	$353	$22,584	$22,753	$(169)

(1)	Includes positive and negative fair values of $1,475 million (2005: $938 million) and $1,642 million (2005: $1,156 million), respectively, for exchange traded options.

(2)	Comprises swaps and options.

(3)	Comprises precious metals and other commodity forwards, swaps and options.

(4)	Derivative instruments held for trading and ALM derivative instruments carried at fair value (included in footnote 5 below) are reported as derivative instruments market valuation on the consolidated balance sheet.

(5)	Certain ALM derivative instruments are carried at fair value because they are ineligible for hedge accounting under AcG-13. Since these derivative instruments mitigate market risks, we consider them to be economic hedges for the corresponding risks of underlying positions. In addition, this category includes derivatives, such as seller swaps, whose risks are managed in the context of ALM activities. Derivatives held for ALM purposes at October 31, 2006, include positive and negative fair values of $318 million (2005: $383 million) and $439 million (2005: $720 million), respectively, in respect of derivative instruments held for economic hedging purposes.

(6)	Reported as guarantees in Note 22.

(7)	Average fair value represents monthly averages.

118	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Note 22      Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Off-balance sheet credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients or to facilitate international trade. In addition, there are certain exposures for which we could be obligated to extend credit, that are not recorded on-balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.
Credit-related Arrangements

	Contract amounts
$ millions, as at October 31	2006	2005

Securities lending(1)(2)	$61,593	$45,817
Unutilized credit commitments(3)	39,267	38,593
Backstop liquidity facilities(3)	16,733	16,654
Standby and performance letters of credit	6,094	6,529
ALM credit derivatives written options(4)	184	193
Documentary and commercial letters of credit	90	136
Other	374	414

	$124,335	$108,336

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.

(2)	Excludes securities lending of $5.4 billion (2005: $2.5 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $45.1 billion (2005: $39.1 billion), of which $31.2 billion (2005: $28.6 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 20.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the business requirements of clients, as well as undrawn commitments in our mortgage business. These lines are subject to review at least annually, and may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide backstop liquidity facilities to asset-backed commercial paper conduits, administered by us and by third parties. These facilities provide an alternative source of funding, in the event market disruption prevents the conduit from issuing commercial paper. These facilities do not require us to fund for any other reason or to purchase or indemnify non-performing assets.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Long-term commitments for leases
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:
Lease Commitments(1)(2)(3)(4)

$ millions

2007	$308
2008	269
2009	237
2010	209
2011	179
2012 and thereafter	1,032

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $337 million (2005: $409 million; 2004: $394 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $53 million in 2007, $44 million in 2008, $39 million in 2009, $31 million in 2010, $26 million in 2011 and $43 million in 2012 and thereafter.

(3)	We sublet some of our premises and expect to receive $29 million from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $41 million of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer Holdings Inc. (Oppenheimer). We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.

CIBC Annual Accountability Report 2006	119

Notes to the Consolidated Financial Statements
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $355 million as at October 31, 2006 (2005: $471 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     The following table summarizes significant guarantees issued and outstanding as at October 31:
Guarantees(1)

$ millions, as at October 31	2006	2005
	Maximum	Maximum
	potential	potential
	future payment	future payment

Securities lending with indemnification(2)	$37,921	$26,044
Standby and performance letters of credit	6,094	6,529
Credit enhancement facilities	—	—
Credit derivatives written options	59,769	29,372
Other derivative contracts	See narrative	See narrative
Other indemnification agreements	See narrative	See narrative

(1)	The total collateral available relating to these guarantees was $48.9 billion (2005: $29.3 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by GSS.
As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements. As at October 31, 2006, we had a liability of $43 million (2005: $32 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative contracts). For other derivative contracts, we had a liability of $5.4 billion as at October 31, 2006 (2005: $4.5 billion) on our consolidated balance sheet. See narrative for additional details on other derivative contracts.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged.
Credit enhancement facilities
Certain credit enhancement facilities require us to guarantee the collection of the scheduled contractual cash flows from individual financial assets held by a VIE. Other credit enhancement features, including cash reserve accounts, cash collateral accounts and subordinated interests, are not considered guarantees.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the credit worthiness of a reference obligor. For these types of derivatives, determination of our counterparties’ exposure related to the obligor outside of the derivative contract is not required in order to classify the derivative as a guarantee.
Other derivative contracts
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law,

120	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2006.
Pledged assets
In the ordinary course of business, we pledge our own or may sell or repledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:
Pledged Assets

$ millions, as at October 31	2006	2005

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$—	$6
Securities	23,775	13,696
Other assets	1,710	1,504

	25,485	15,206

Client assets
Collateral received and available for sale or repledged(1)	89,825	66,871
Not sold or repledged	5,978	2,931

	83,847	63,940

	$109,332	$79,146

Uses of pledged assets and collateral
Foreign governments and central banks(2)	$547	$557
Clearing systems, payment systems and depositories(2)	528	499
Margins for exchange traded futures and options, and collateralized derivative transactions	2,443	3,065
Securities lent(3)	61,593	45,817
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325

	$109,332	$79,146

(1)	Includes the full contract amount totalling $47.2 billion (2005: $32.0 billion) of collateral received for custodial client securities lent by GSS.

(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

(3)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.
Securities collateral
Client securities collateral available for sale or repledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or repledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
Enron
In 2005, CIBC settled two major Enron-related litigation matters, Newby, et al. v. Enron Corp., et al., and the so-called Megaclaim bankruptcy court action.
     CIBC is still a defendant in certain remaining Enron-related actions. In 2005, we recorded a provision (included within other non-interest expenses) of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual (included within other liabilities) to cover the settlements and to reserve against the remaining Enron-related actions, the adequacy of which we regularly assess.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. We had accrued $158 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.
     In addition, two CIBC subsidiaries and a former employee were named in a number of mutual fund market timing class and derivative actions coordinated before the U.S. District Court for the District of Maryland. All but two of these actions have been formally dismissed against the CIBC related defendants. The court has indicated its intention to also dismiss the two remaining actions.

CIBC Annual Accountability Report 2006	121

Notes to the Consolidated Financial Statements
     Note 23     Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on-and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31	2006				2005
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$213,546	$47,265	$29,010	$289,821	$198,140	$40,913	$26,288	$265,341

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$18,449	$1,982	$2,333	$22,764	$18,854	$2,098	$713	$21,665
Governments	3,419	—	—	3,419	2,787	—	—	2,787
Other	25,984	2,846	987	29,817	26,994	3,036	765	30,795

	47,852	4,828	3,320	56,000	48,635	5,134	1,478	55,247

Other credit-related arrangements(4)
Financial institutions	54,718	7,635	460	62,813	36,711	10,344	538	47,593
Governments	13	—	201	214	26	—	197	223
Other	3,280	789	1,239	5,308	3,197	437	1,639	5,273

	58,011	8,424	1,900	68,335	39,934	10,781	2,374	53,089

	$105,863	$13,252	$5,220	$124,335	$88,569	$15,915	$3,852	$108,336

Derivative instruments
By counterparty type
Financial institutions	$2,671	$3,670	$5,988	$12,329	$2,651	$4,839	$6,621	$14,111
Governments	1,764	—	—	1,764	2,527	1	113	2,641
Other	1,548	622	233	2,403	2,038	1,182	285	3,505

	5,983	4,292	6,221	16,496	7,216	6,022	7,019	20,257
Less: effect of master netting agreements	(3,419)	(3,417)	(3,963)	(10,799)	(3,947)	(4,793)	(4,575)	(13,315)

Total derivative instruments	$2,564	$875	$2,258	$5,697	$3,269	$1,229	$2,444	$6,942

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $218.5 billion (2005: $197.8 billion) and foreign currencies of $71.3 billion (2005: $67.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $151.9 billion (2005: $146.9 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2006 or 2005.

(4)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by GSS.

122	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
     Note 24     Segmented and Geographic Information
CIBC has two strategic business lines: CIBC Retail Markets which services retail customers and CIBC World Markets which services wholesale customers. These strategic business lines are supported by Corporate and Other. This organizational structure, which is the basis upon which we report our segmented information, was initially adopted in 2005 at which time the comparative amounts for 2004 were reclassified.
     CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services to retail and institutional clients globally.
     CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
     These business lines are supported by five functional groups —Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM). The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year), and other income statement and balance sheet items not directly attributable to the business lines.
     During the year, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations.” We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the performance of our customer segments, products and delivery channels.

CIBC Annual Accountability Report 2006	123

Notes to the Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC	CIBC
		Retail	World	Corporate		CIBC			United			Other
$ millions, for the year ended October 31		Markets	Markets	and Other		Total	Canada	(1)	States (1)	Caribbean	(1)	countries (1)

2006	Net interest income	$4,401	$(213)	$247		$4,435	$3,654		$143	$517		$121
	Non-interest income	3,924	2,651	322		6,897	4,967		1,284	366		280
	Intersegment revenue(2)	(217)	222	(5)		—	n/a		n/a	n/a		n/a

	Total revenue	8,108	2,660	564		11,332	8,621		1,427	883		401
	Provision for credit losses	651	(39)	(64)	(3)	548	603	(3)	(48)	(1)		(6)
	Amortization(4)	80	21	133		234	202		26	1		5
	Other non-interest expenses	4,889	2,020	326		7,235	6,010		856	97		272

	Income before income taxes and non-controlling interests	2,488	658	169		3,315	1,806		593	786		130
	Income taxes	630	9	1		640	421		178	6		35
	Non-controlling interests	—	3	26		29	—		29	—		—

	Net income	$1,858	$646	$142		$2,646	$1,385		$386	$780		$95

	Average assets(5)	$187,790	$102,874	$613		$291,277	$216,500		$43,739	$12,685		$18,353

2005	Net interest income	$4,445	$279	$213		$4,937	$4,148		$371	$306		$112
	Non-interest income	3,933	2,883	720		7,536	5,462		1,379	350		345
	Intersegment revenue(2)	(218)	222	(4)		—	n/a		n/a	n/a		n/a

	Total revenue	8,160	3,384	929		12,473	9,610		1,750	656		457
	Provision for credit losses	772	(17)	(49	)(3)	706	737	(3)	(17)	—		(14)
	Amortization(4)	89	23	114		226	193		26	2		5
	Other non-interest expenses	5,037	5,126 (6)	451		10,614	6,169		4,079 (6)	87		279

	Income (loss) before income taxes and non-controlling interests	2,262	(1,748)	413		927	2,511		(2,338)	567		187
	Income taxes	689	(148)	248		789	842		(184)	72		59
	Non-controlling interests	—	71	99		170	34		136	—		—

	Net income (loss)	$1,573	$(1,671)	$66		$(32)	$1,635		$(2,290)	$495		$128

	Average assets(5)	$185,145	$103,018	$682		$288,845	$207,983		$48,168	$12,281		$20,413

2004	Net interest income	$4,484	$515	$259		$5,258	$4,496		$487	$141		$134
	Non-interest income	3,438	2,769	310		6,517	4,794		1,204	98		421
	Intersegment revenue(2)	(211)	213	(2)		—	n/a		n/a	n/a		n/a

	Total revenue	7,711	3,497	567		11,775	9,290		1,691	239		555
	Provision for credit losses	740	(55)	(57	)(3)	628	705	(3)	(64)	—		(13)
	Amortization(4)	132	25	123		280	239		33	2		6
	Other non-interest expenses	4,707	2,716	548		7,971	5,959		1,614	35		363

	Income (loss) before income taxes and non-controlling interests	2,132	811	(47)		2,896	2,387		108	202		199
	Income taxes	726	139	(75)		790	690		51	2		47
	Non-controlling interests	—	12	3		15	3		12	—		—

	Net income	$1,406	$660	$25		$2,091	$1,694		$45	$200		$152

	Average assets(5)	$180,938	$99,177	$695		$280,810	$195,263		$51,545	$13,304		$20,698

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes $64 million (2005: $50 million; 2004: $75 million) reversal of the general allowance.

(4)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year) and other average assets not directly attributable to specific business lines are not allocated to the business lines.

(6)	Includes $2.83 billion provision for Enron-related litigation.

124	CIBC Annual Accountability Report 2006

Notes to the Consolidated Financial Statements
   Note 25      Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements. We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2006			2005
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,317	$—	$1,317	$1,310	$—	$1,310
Interest-bearing deposits with banks	10,536	—	10,536	10,542	—	10,542
Securities
Investment	21,167	(21,167)	—	14,342	(14,342)	—
Available for sale	—	20,828	20,828	—	13,903	13,903
Trading	62,331	1,368	63,699	53,422	1,115	54,537
Securities borrowed or purchased under resale agreements	25,432	—	25,432	18,514	—	18,514
Loans	145,625	2	145,627	141,783	3	141,786
Other
Derivative instruments market valuation	17,122	889	18,011	20,309	920	21,229
Customers’ liability under acceptances	6,291	—	6,291	5,119	—	5,119
Land, buildings and equipment	2,032	—	2,032	2,136	—	2,136
Goodwill	982	—	982	946	—	946
Other intangible assets	192	18	210	199	19	218
Other assets	10,957	(567)	10,390	11,748	(582)	11,166

	$303,984	$1,371	$305,355	$280,370	$1,036	$281,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(4,349)	$198,542	$192,734	$(3,457)	$189,277
Other
Derivative instruments market valuation	17,330	1,045	18,375	20,128	807	20,935
Acceptances	6,297	—	6,297	5,119	—	5,119
Obligations related to securities sold short	13,788	1,301	15,089	14,883	749	15,632
Obligations related to securities lent or sold under repurchase agreements	30,433	—	30,433	14,325	—	14,325
Other liabilities	14,716	3,383	18,099	16,002	3,106	19,108
Subordinated indebtedness	5,595	—	5,595	5,102	—	5,102
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	12	—	12	746	—	746
Shareholders’ equity
Preferred shares	2,381	600	2,981	2,381	600	2,981
Common shares	3,045	(92)	2,953	2,952	(55)	2,897
Contributed surplus	70	—	70	58	—	58
Foreign currency translation adjustments	(442)	442	—	(327)	327	—
Retained earnings	7,268	92	7,360	5,667	(112)	5,555
Accumulated other comprehensive (loss) income (net of taxes)
Foreign currency translation adjustments	—	(520)	(520)	—	(401)	(401)
Unrealized gains on securities available for sale	—	(29)	(29)	—	(55)	(55)
Unrealized gains on derivatives designated as hedges(1)	—	157	157	—	182	182
Additional pension obligation	—	(59)	(59)	—	(55)	(55)

	$303,984	$1,371	$305,355	$280,370	$1,036	$281,406

(1)	A net gain of $24 million, deferred in accumulated other comprehensive income, as at October 31, 2006, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 13 years thereafter.

CIBC Annual Accountability Report 2006	125

Notes to the Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2006	2005	2004

Net income (loss) as reported	$2,646	$(32)	$2,091

Net interest income
Variable interest entities	—	—	1
Preferred share liabilities	31	66	108
Non-interest income
Capital repatriation	(23)	(301)	—
Derivative instruments and hedging activities	11	57	(118)
Equity accounting	36	(15)	27
Impairment measurement	2	4	—
Other	—	69	—
Valuation adjustments	(2)	(6)	(3)
Variable interest entities	—	—	90
Insurance reserves and deferred acquisition costs	(31)	—	—
Non-interest expenses
Employee future benefits	(27)	15	17
Stock-based compensation	260	(7)	31
Variable interest entities	—	—	(4)
Net change in income taxes due to the above noted items	(58)	357	(5)
Non-controlling interests in net income of variable interest entities	—	—	(63)
Change in accounting policy, net of income taxes(1)	36	—	—

	235	239	81

Net income based on U.S. GAAP	2,881	207	2,172
Preferred share dividends and premiums	(163)	(191)	(208)

Net income applicable to common shareholders	$2,718	$16	$1,964

Weighted-average basic shares outstanding (thousands)	335,135	339,263	355,735
Add: stock options potentially exercisable(2)	3,709	4,261	4,852

Weighted-average diluted shares outstanding (thousands)	338,844	343,524	360,587

Basic EPS	$8.11	$0.05	$5.52
Diluted EPS	$8.02	$0.05	$5.45

(1)	Represents the effect of implementing the Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), “Share-based Payment.”

(2)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 73% of the awards will be exercised for shares.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2006	2005	2004

Net income based on U.S. GAAP	$2,881	$207	$2,172

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustments(1)	(119)	(25)	(196)
Change in net unrealized gains (losses) on securities available for sale(2)(3)	26	(435)	246
Change in net unrealized (losses) gains on derivative instruments designated as hedges(4)	(25)	136	(197)
Change in additional pension obligation(5)	(4)	—	(15)

Total other comprehensive loss	(122)	(324)	(162)

Comprehensive income (loss)	$2,759	$(117)	$2,010

(1)	Net of income tax expense of $295 million (2005: $255 million; 2004: $617 million).

(2)	Net of income tax benefit (expense) of $(13) million (2005: $236 million; 2004: $(130) million).

(3)	Net of reclassification adjustments for net realized gains (including other-than-temporary impairments) included in net income of $14 million (2005: $332 million; 2004: $90 million).

(4)	Net of income tax expense (benefit) of $(14) million (2005: $74 million; 2004: $(121) million).

(5)	Net of income tax expense (benefit) of $(2) million (2005: $1 million; 2004: $(9) million).
A. Derivative instruments and hedging activities
U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for non-trading purposes that do not qualify for hedge accounting under the requirements of the CICA AcG-13, or derivatives embedded within equity-linked deposit contracts, are carried at fair value on the consolidated balance sheet with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the consolidated statement of operations on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity-linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded within equity-linked deposit contracts.
     The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value

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of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective.
     We have elected not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are effective for Canadian GAAP purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.
B. Securities available for sale
Under Canadian GAAP, investment securities are carried at cost or at amortized cost. U.S. GAAP requires these securities to be classified as either securities held to maturity or as securities available for sale. The accounting for securities held to maturity is consistent with the accounting for investment securities, while securities available for sale are reported at estimated fair value with unrealized gains and losses recognized in other comprehensive income.
     U.S. GAAP also requires the following additional disclosures:
Securities Available for Sale

$ millions, for the year ended October 31	2006	2005	2004

Proceeds from sales	$5,992	$6,809	$13,913
Gross realized gains	101	568	288
Gross realized losses	18	27	68
C. Equity accounting adjustments
Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for investments over which we exert significant influence. Previously, we accounted for these investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence.
     Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
D. Impairment measurements
Under Canadian GAAP, we record investment securities at cost, less amounts for impairment of carrying values deemed to be other-than-temporary in nature. When an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, we record the security at its expected realizable value. Under U.S. GAAP, when an other-than-temporary impairment has occurred on a publicly traded available-for-sale security, it requires the establishment of a new cost basis for the security, equal to its quoted market price at the time impairment is determined to be other-than-temporary.
E. Variable interest entities
Effective November 1, 2004, we adopted the CICA AcG-15, “Consolidation of Variable Interest Entities,” for the purpose of Canadian GAAP. Upon adoption of this accounting guideline, the Canadian GAAP accounting treatment of VIEs is now essentially harmonized with U.S. GAAP, under Financial Accounting Standards Board (FASB) Interpretation Number (FIN) 46R, “Consolidation of Variable Interest Entities.”
F. Valuation adjustments
Under Canadian GAAP, we record certain valuation adjustments to the carrying value of our securities in order to reflect adjustments for liquidity. Under U.S. GAAP, these valuation adjustments are not permitted.
G. Employee future benefits
For Canadian GAAP purposes, we retroactively adopted the accounting requirements surrounding “Employee Future Benefits.” For U.S. GAAP purposes, we continue to recognize certain unamortized actuarial losses incurred prior to the adoption date of the Canadian standard on November 1, 2000. As a result, there will continue to be an adjustment to income until amounts, previously deferred under U.S. GAAP, have been fully amortized into income.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income. In addition, for defined benefit plans, U.S. GAAP requires that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date. In addition, actuarial gains and losses related to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     The financial position on a U.S. GAAP basis of the employee defined benefit pension plans with an unfunded accumulated benefit obligation is as follows:

Pension benefit plans
$ millions, for the year ended October 31	2006	2005	2004

Accumulated benefit obligations	$386	$364	$334
Fair value of assets	197	182	175

Unfunded accumulated benefit obligations	189	182	159
Accrued benefit (asset) liability	81	78	66
Additional minimum liability	108	104	93

Intangible asset	18	19	7
Accumulated other comprehensive income, pre-tax	90	85	86
H. Stock-based compensation
Effective November 1, 2005 we adopted the SFAS123 (revised 2004), “Share-based Payment” (123-R) using the modified prospective transition method. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The new standard requires the cost of awards to be recognized in

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Notes to the Consolidated Financial Statements
the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments.” Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, SFAS 123-R requires the costs to be recognized over the vesting period of the award for awards granted after November 1, 2005. We recognized forfeitures as they occurred under SFAS 123 as we currently do under Canadian GAAP, whereas, upon the adoption of SFAS 123-R, a cumulative adjustment for a change in accounting policy has been recognized for estimated forfeitures on all unvested awards totalling $36 million after-tax. A compensation expense difference for estimated forfeitures will exist for all new awards granted subsequent to the adoption of SFAS 123-R.
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of SFAS 123, the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans,” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
I. Liabilities and equity
Effective November 1, 2004, we retroactively adopted the amendments to the CICA handbook section, “Financial Instruments – Disclosure and Presentation,” for Canadian GAAP purposes. The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares be treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. There was no corresponding change to U.S. GAAP, and as a result these preferred shares continue to be reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares continue to have no impact on U.S. GAAP earnings.
J. Capital repatriation
During 2005, certain of our subsidiaries repatriated capital by returning capital and distributing dividends to the Canadian domestic entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated within the foreign currency translation adjustment account be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been substantially or entirely liquidated. Recording the capital repatriation based upon U.S. GAAP would result in a decrease of non-interest income by $23 million (2005: $301 million), and a decrease in the tax expense by $27 million (2005: $375 million) for the year ended October 31, 2006. This would result in a net increase to income of $4 million (2005: $74 million) for the year ended October 31, 2006. This would also decrease the foreign currency translation adjustment account within accumulated other comprehensive income by $78 million (2005: $74 million) as at October 31, 2006.
K. Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
L. Netting of financial instruments
Under Canadian GAAP, two or more separate financial instruments can be presented on a net basis if certain criteria are met. In addition to the same criteria, under U.S. GAAP, only financial instruments with the same party can be presented on a net basis.
M. Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investments yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
N. Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP for both the consolidated balance sheet and statement of operations. However, under Canadian GAAP, the settlement date basis of accounting is used for the consolidated balance sheet whereas the trade date basis of accounting is used for the consolidated statement of operations.
O. Future U.S. accounting policy changes
We are currently evaluating the impact of adopting the standards listed below:
EITF 04-5 (Limited partnerships)
In June 2005, the FASB issued Emerging Issues Task Force Abstract (EITF) 04-5, which provides guidance on determining whether a general partner controls a limited partnership. The guidance is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The assessment of whether the limited partners possess sufficient rights to overcome this presumption is a matter of judgment that depends on facts and circumstances.

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     The EITF guidance took effect after June 29, 2005, for all newly formed limited partnerships and for any pre-existing limited partnerships that modify their partnership agreements after that date. Where CIBC is currently the general partner or co-general partner of a limited partnership, we will be required to apply the guidance beginning November 1, 2006. The effect of this change in accounting policy on pre-existing limited partnerships is not expected to be significant.
Accounting changes and error corrections
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections.” The statement provides entities with guidance on reporting a change in accounting estimate, a change in accounting policies, the correction of an error in previously issued financial statements, and the reporting and disclosure of accounting changes in interim-period information. SFAS 154 will become effective beginning November 1, 2006. This guidance will harmonize U.S. GAAP with existing Canadian GAAP for these matters.
Accounting for certain hybrid financial instruments
In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140”, which provide entities a fair value measurement election on an instrument-by-instrument basis for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS 155 will become effective beginning November 1, 2006.
Accounting for servicing financial assets
In May 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets – an amendment of SFAS 140.” This statement requires an entity to initially measure servicing rights at fair value and either amortize servicing rights over the term of the servicing contract and then adjust based on a comparison to fair value each reporting date or to subsequently remeasure the servicing rights at fair value with changes in fair value recognized in earnings in the period. SFAS 156 will become effective beginning November 1, 2006.
Accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R).” This statement does not change current or future net income recognition related to post-retirement plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its balance sheet. The unamortized balances that were previously netted from the funded status will now be reported as a component of accumulated other comprehensive income. The statement also requires an entity to measure the funded status of a plan as of the date of its year-end balance sheet. The requirement to recognize the funded status of a defined benefit post-retirement plan is to be applied prospectively and is effective beginning November 1, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the entity’s year-end balance sheet is effective beginning November 1, 2008.
Accounting for uncertainty in income taxes
In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective beginning November 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the November 1, 2007 opening retained earnings.
Fair value measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements,” which offers enhanced guidance for using fair value to measure assets and liabilities. It provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The statement emphasizes that fair value hierarchy with the highest priority being quoted prices in active markets. Under the statement, fair value measurements are disclosed by level within that hierarchy. The statement does not change current fair valuation practice and is effective beginning November 1, 2008.
  Note 26      Regulatory Matters
On December 22, 2003, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and OSFI to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

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Notes to the Consolidated Financial Statements
   Note 27      Future Canadian Accounting Policy Changes
We will be required to adopt the following accounting standards for Canadian GAAP purposes in future years:
Leveraged leases
In July 2006, the FASB issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends SFAS 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, and investments classified as held-to-maturity, which will be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available-for-sale securities will be reported within other comprehensive income (OCI), until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value on the consolidated balance sheet when they are held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
     The standards permit an entity to designate certain financial instruments, on initial recognition, as instruments that it will measure at fair value, with gains and losses recognized in net income in the period in which they arise. OSFI has imposed certain restrictions on this fair value designation, which are contained in OSFI Guideline D-10.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, changes in fair value attributed to the risk being hedged in the asset, liability or firm commitments subject to the hedge is offset through earnings against the change in fair value of the derivative used as a hedge. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through OCI, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment.
     Accumulated OCI will be included on the consolidated balance sheet as a separate component of shareholders’ equity, and will include, on a net of tax basis, net unrealized gains and losses on available-for-sale securities, net gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses and offsetting hedges on self-sustaining foreign operations.
     On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions for adopting the new accounting standard for hedges. The exposure draft sets out new criteria to be used, when transitioning to the new standard. The transitional impact of these new standards cannot be concluded until the exposure draft is finalized.

130	CIBC Annual Accountability Report 2006